SEDAR Version

STOCK PURCHASE AGREEMENT

BY AND AMONG

REAL BROKER LLC,

AS BUYER

THE REAL BROKERAGE INC.,

AS REAL

EXPETITLE, INC.,

AS THE COMPANY

AND

THE SELLERS (AS DEFINED HEREIN)

Dated as of January 20, 2022

i

ii

LIST OF EXHIBITS

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of January 20, 2022 (the "Closing Date"), by and among Real Broker LLC, a Texas limited liability company ("Buyer"), Expetitle, Inc., a Delaware corporation (together with its subsidiaries, the "Company") and the Sellers, and solely for purposes of Section 2.5, The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia ("Real" and together with the Buyer, the "Buyer Parties"). The Company, the Sellers, Real and Buyer are referred to herein individually as a "Party" and collectively as the "Parties".

W I T N E S S E T H

WHEREAS, the Sellers collectively own one hundred percent (100%) of the issued and outstanding Equity Interests of the Company as set forth on Exhibit A (the "Purchased Interests");

WHEREAS, the Company is a multi-state title company that delivers digital and hybrid closings (the "Business"); and

WHEREAS, in reliance upon the representations, warranties and covenants set forth in this Agreement, the Sellers desire to sell, transfer and deliver the Purchased Interests to Buyer, and Buyer desires to acquire the Purchased Interests from the Sellers, subject to the terms and conditions and for the consideration set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the premises, agreements, covenants, representations and warranties set forth in this Agreement, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS; INTERPRETATION. As used herein, capitalized terms in this Agreement shall have the meanings set forth on Appendix A.

2. SALE OF THE PURCHASED INTERESTS AND CERTAIN RELATED MATTERS.

2.1 Sale of the Purchased Interests. At the Closing, subject to the terms and conditions set forth in this Agreement, each of the Sellers shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from each of the Sellers, all of such Seller's right, title and interest in and to the number of the Purchased Interests set forth across such Seller's name on Exhibit A, free and clear of all Encumbrances.

2.2 Purchase Price. Subject to the terms and conditions hereof, the aggregate consideration to be paid by Buyer to the Sellers in exchange for the Purchased Interests shall be $8,232,000 ("Purchase Price"). For purposes of this Agreement, the term "Purchase Price" means the Cash Proceeds, payable in accordance with this Section 2.2 (but subject to adjustment in accordance with Section 2.4).

2.3 Delivery of Estimated Closing Statement. The Sellers' Representative has prepared and delivered to Buyer a statement, in form and substance reasonably satisfactory to Buyer (the "Estimated Closing Statement"), setting forth in reasonable detail the (a) good faith written estimate of the Closing Seller Transaction Expenses (the "Estimated Seller Transaction Expenses"); (b) good faith written estimate of the Closing Working Capital (the "Estimated Working Capital") and (c) calculation of the Cash Proceeds payable at the Closing in accordance with Section 2.4 as if the Estimated Seller Transaction Expenses and the Estimated Working Capital were the actual amount of the Closing Indebtedness, the Closing Seller Transaction Expenses and the Closing Working Capital, respectively (the Cash Proceeds as so estimated, the "Estimated Purchase Price"). The Estimated Purchase Price shall be subject to adjustment after the Closing pursuant to Section 2.4 and the other provisions of this Agreement.

2.4 Closing Date Payments. At the Closing, Buyer shall make the following payments (using the Estimated Purchase Price to fund such amounts):

(a) first, to the payees that are owed Seller Transaction Expenses, on the Company's and the Sellers' behalf, by wire transfer of immediately available funds to the bank accounts designated by such payees, an amount equal to the Estimated Seller Transaction Expenses; and

(b) second, to the Sellers (or its Representative) (for further distribution to the Sellers pro rata to the portion of the Purchase Price received by each Seller as set forth in Exhibit B) by wire transfer of immediately available funds to the bank account designated by the Sellers (or its Representative), an amount equal to (i) the Estimated Purchase Price minus (ii) the Escrow Amount.

2.5 Closing Date Equity Grants. At the Closing, Real shall make the following grants of cash and equity to the parties ("Additional Considerations") set forth in Exhibit C:

(a) first, at least $168,000 in cash from its own accounts, which shall be distributed as set forth in Exhibit B;

(b) second, an aggregate of Seven Hundred Thousand (700,000) options to purchase common shares under Real's Stock Option Plan which terms and conditions, and executable forms are set forth in Exhibit D; and

(c) third, an aggregate of One Million One Hundred Thousand (1,100,000) restricted share units under Real's Restricted Share Unit Plan, which terms and conditions and executable forms are set forth in Exhibit E.

2.6 Post-Closing Adjustment to the Purchase Price.

(a) Not more than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Sellers (or its Representative) a statement (the "Closing Statement") setting forth in reasonable detail Buyer's calculation of (i) the actual amount of the Closing Seller Transaction Expenses (the "Proposed Closing Seller Transaction Expenses"), (ii) the actual amount of the Closing Working Capital (the "Proposed Closing Working Capital"), and (iii) the Cash Proceeds calculated using the Proposed Closing Seller Transaction Expenses and the Proposed Closing Working Capital. The Closing Statement shall become Final and Binding on the Parties on the Final Resolution Date.

(b) During the thirty (30) days after delivery of the Closing Statement, Buyer will provide the Sellers (or its Representative) and its accountants reasonable access, during normal business hours and upon reasonable notice, to review the financial books and records of Buyer, as well as to the persons who prepared them and made the calculations, to the extent related to the Closing Statement, solely to allow the Sellers' Representative to determine the accuracy of Buyer's calculation of the items set forth on the Closing Statement. Any information shared with the Sellers' Representative or their respective accountants or attorneys will be subject to Section 6.3, and Buyer shall not have any obligation to provide information or access to information, materials or Persons if doing so could reasonably be expected to result in the waiver of any attorney client privilege or the disclosure of any Trade Secret or violate any Law or the terms of any applicable Contract to which Buyer or any of its Affiliates is a party. If the Sellers' Representative disagrees with any of Buyer's calculations set forth in the Closing Statement, the Sellers' Representative may, within thirty (30) days after delivery of the Closing Statement, deliver a written notice of its disagreement (a "Post-Closing Notice of Disagreement") to Buyer disagreeing with such calculations; provided, however, that such Post-Closing Notice of Disagreement shall include only objections based on whether (i) the amounts set forth on the Closing Statement were prepared in a manner consistent with the provisions of this Agreement, or (ii) there were mathematical errors in the computation of any amount set forth on the Closing Statement. Such Post-Closing Notice of Disagreement shall specify those items or amounts with which the Sellers' Representative disagrees, together with a reasonably detailed written explanation of the reasons for disagreement with each such item or amount, and shall set forth the Sellers' Representative's calculation, based on such objections, of the Closing Indebtedness, the Closing Seller Transaction Expenses or the Closing Working Capital, as applicable, and the Cash Proceeds resulting therefrom. The Sellers' Representative and the Sellers shall be deemed to have agreed with Buyer's calculation of all items and amounts contained in the Closing Statement to the extent that they are not set forth in a Post-Closing Notice of Disagreement. If Buyer does not receive a Post-Closing Notice of Disagreement from the Sellers' Representative within such thirty (30) day period, then the amounts set forth in the Closing Statement shall become Final and Binding on the Parties.

(c) If a Post-Closing Notice of Disagreement is received by Buyer on or prior to the thirtieth (30th) day following Buyer's delivery of the Closing Statement, then Buyer and the Sellers' Representative shall, during the thirty (30) days following Buyer's receipt of such Post-Closing Notice of Disagreement, seek to resolve any differences that they may have with respect to the matters specified in such Post-Closing Notice of Disagreement. If Buyer and the Sellers' Representative are not able to resolve their differences during such thirty (30) day period, then at the end of such period, Buyer and the Sellers' Representative shall promptly mutually engage and submit for Final and Binding resolution any and all matters related to such Post-Closing Notice of Disagreement that remain in dispute to an independent accounting firm of international standing and reputation which neither Buyer, nor the Company have had a material relationship in the past two years from the Post-Closing Notice of Disagreement (the "Accounting Firm"). Buyer, the Sellers and the Sellers' Representative shall make readily available to the Accounting Firm all relevant financial books and records, including any accountants' work papers (subject to the execution of any access letters that such accountants may require in connection with the review of such work papers) relating to the Closing Statement or the Post-Closing Notice of Disagreement. Buyer and the Sellers' Representative shall enter into a customary engagement letter with the Accounting Firm, which engagement letter shall explicitly provide that, in resolving the amounts in dispute, the Accounting Firm shall (i) consider only those items or amounts disputed by the Sellers' Representative in the Post-Closing Notice of Disagreement that remain in dispute; (ii) not assign a value to any item or amount in dispute greater than the greatest value for such item or amount assigned by the Sellers' Representative, on the one hand, or Buyer, on the other hand, or less than the smallest value for such item or amount assigned by the Sellers' Representative, on the one hand, or Buyer, on the other hand; and (iii) not be bound by any arbitration rules or procedures in connection with the resolution of the dispute under this Section 2.6. The Accounting Firm's determination will be based solely upon information presented by Buyer and the Sellers' Representative, and not on the basis of independent review. Buyer and the Sellers' Representative shall cause the Accounting Firm to deliver to Buyer and the Sellers' Representative as promptly as practicable (but in any event within thirty (30) days of its retention) a written report setting forth its determination of the amounts in dispute. Absent manifest error, the written report prepared by the Accounting Firm shall be Final and Binding on the Parties and judgment upon the determination set forth in such written report may be entered in any court of competent jurisdiction of the United States.

(d) Any engagement fees of the Accounting Firm shall initially be borne fifty percent (50%) by the Sellers and fifty percent (50%) by Buyer; provided, however, that the Accounting Firm will determine the allocation of the cost of its engagement based on the inverse proportion to the manner in which such Person prevails on the items resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be computed by the Accounting Firm at the time that its determination of the items in dispute is rendered. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm award $600 in favor of the Sellers' Representative's position, 60% of the costs and expenses of the Accounting Firm's review would be borne by Buyer and 40% would be borne by the Sellers. Except as provided in the preceding sentence, all other fees and expenses incurred in connection with the dispute resolution process set forth in this Section 2.6, including fees and expenses of attorneys and accountants, shall be borne and paid by the Party incurring such expense.

(e) If the Cash Proceeds as finally determined pursuant to this Section 2.6 are less than the Estimated Purchase Price (the absolute value of such difference, the "Closing Payment Shortfall Amount"), then within five (5) Business Days after the Final Resolution Date, at the Buyer's option (in its sole discretion), the Closing Payment Shortfall Amount shall be satisfied by (i) setting off against any amounts due and owing to any of the Sellers by Buyer or any of its Affiliates (including, without limitation, the Escrow Amount), (ii) wire transfer of immediately available funds from the Sellers pro rata to the portion of the Purchase Price received by each Seller as set forth in Exhibit B to an account designated in writing by Buyer or (iii) any combination thereof.

(f) If the Cash Proceeds as finally determined pursuant to this Section 2.6 are greater than the Estimated Purchase Price (the absolute value of such difference, the "Closing Payment Excess Amount"), then within five (5) Business Days after the Final Resolution Date, Buyer Parties shall pay to the Sellers' Representative (for further distribution to the Sellers (pro rata to the portion of the Purchase Price received by each Seller as set forth in Exhibit B) an amount equal to the Closing Payment Excess Amount via wire transfer of immediately available funds to an account designated in writing by the Sellers' Representative.

(g) If the Cash Proceeds as finally determined pursuant to this Section 2.6 are equal to the Estimated Purchase Price, there will be no adjustment to the Cash Proceeds and no payment by one Party to any others shall occur pursuant to this Section 2.6.

(h) Any payments made pursuant to this Section 2.6 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes unless otherwise required by Law.

2.7 Withholding Rights. Without limiting any other provision of this Agreement, Buyer shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement or any other Transaction Document such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of applicable Tax Law. To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made.

3. CLOSING.

3.1 Closing. The consummation of the Contemplated Transactions (the "Closing") shall take place remotely on the Closing Date by the electronic exchange of executed counterpart documents and the electronic transfer of funds. Unless otherwise agreed in writing by the Parties, the Closing shall be effective as of 12:00:01 a.m. Eastern Time on the Closing Date (the "Effective Time").

3.2 Deliveries of the Sellers at the Closing. At the Closing and unless otherwise waived in writing by Buyer, the Sellers' Representative (on behalf of the Sellers) shall deliver to Buyer, or shall cause the appropriate Person to deliver to Buyer, the following:

(a) With respect to each Tenant Lease, such estoppel certificates, subordination, non- disturbance and attornment agreements or similar documents as requested by Buyer and in forms reasonably acceptable to Buyer;

(b) Stock Powers, substantially in the form attached hereto as Exhibit F (collectively, the "Stock Powers"), and, to the extent that same exist, corresponding stock certificates representing the Purchased Interests (together with all rights then or thereafter attaching thereto), duly executed by each of the Sellers;

(c) An Employment Agreement, substantially in the form attached hereto as Exhibit G (collectively, the "Key Employee Employment Agreements"), duly executed by each Key Employee, each to take effect upon the Closing;

(d) A certificate of the Company, in form and substance satisfactory to Buyer, executed by a duly authorized officer or manager of the Company, certifying as true and correct as of the Closing Date (i) the incumbency and specimen signature of each officer or similar authorized representative of the Company executing any Transaction Document on behalf of the Company; (ii) a copy of the resolutions of the Company duly adopted by its equityholders, managers and directors (as the case may be) authorizing the Contemplated Transactions and the Company's execution, delivery and performance of the Transaction Documents to which the Company is a party, and (iii) a copy of the Governing Documents of the Company in effect at the time of the adoption of such resolutions and as of the Closing;

(e) Certificates of existence and good standing of the Company and its subsidiaries from the jurisdiction in which the Company and each such subsidiary was incorporated or organized, in each case, dated within ten (10) days prior to the Closing Date;

(f) All instruments and documents necessary to release any and all Encumbrances, other than Permitted Encumbrances, on the Company, the Business or the assets of the Company, including (i) appropriate UCC financing statement amendments or termination statements, and (ii) payoff letters or other documents, notices, or instruments as Buyer may reasonably deem necessary to evidence the satisfaction and termination of all Closing Indebtedness or other Liabilities by which the Company, the Business or the assets of the Company may be bound or affected and a release of all Encumbrances (other than Permitted Encumbrances) on the Company, the Business or the assets of the Company;

(g) IRS Form W-9, duly executed by each of the Sellers;

(h) All Approvals, or registrations, declarations or filings with (or expiration of waiting periods for) any Governmental Authority and/or other Person, if any, required to be obtained or made in connection with the execution and delivery of this Agreement or the other Transaction Documents or the consummation of the Contemplated Transaction;

(i) Resignations, effective as of the Closing, from each officer, manager and director (as the case may be) of each member of the Company, other than Sean Daly and Christopher Mastrangelo;

(j) An Employment Covenants Agreement, substantially in the form attached hereto as Exhibit H (collectively, the "Key Employee Covenant Agreements"), duly executed by each Key Employee and Buyer, each to take effect upon the Closing; A Restrictive Covenants Agreement, substantially in the form attached hereto as Exhibit I (the "Restrictive Covenants Agreement"), duly executed by LAB305 LLC and Buyer, to take effect upon the Closing;

(k) A usb drive containing all documents uploaded to the Data Room; and

(l) Such other agreements, instruments and documents as Buyer reasonably deems necessary to effect the Contemplated Transactions.

3.3 Deliveries of Buyer at the Closing. At the Closing and unless otherwise waived in writing by the Sellers' Representative (on behalf of the Sellers), Buyer shall deliver to the Sellers' Representative the following:

(a) Evidence of the wire transfers contemplated by Section 2.4;

(b) A secretary's certificate of Buyer, in form and substance satisfactory to the Sellers' Representative, executed by the corporate secretary of Buyer, certifying as true and correct as of the Closing Date (i) the incumbency and specimen signature of each officer or similar authorized representative of Buyer executing any Transaction Document on behalf of Buyer; and (ii) a copy of the resolutions of Buyer duly adopted by its directors authorizing the Contemplated Transactions and Buyer's execution, delivery and performance of the Transaction Documents to which Buyer is a party;

(c) A certificate of existence or good standing of Buyer from the State of Texas, dated within ten (10) days prior to the Closing;

(d) The Key Employee Employment Agreements, duly executed by Buyer, each to take effect upon the Closing;

(e) The Restrictive Covenants Agreement, duly executed by Buyer, to take effect upon the Closing;

(f) The Key Employee Covenant Agreements, duly executed by Buyer, each to take effect upon the Closing; and

(g) Evidence of conditional approval of the Contemplated Transactions by the TSXV.

3.4 Additional Acts. From time to time after the Effective Time, each of the Parties shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Buyer and their respective successors or assigns the consummation of the Contemplated Transactions.

4. REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

The Sellers hereby represent and warrant to Buyer that the statements contained in this Article 4 are true and correct as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, in which case such representations and warranties will be true and correct as of such specified date).

4.1 Organization; Capacity; Capitalization; Governing Documents.

(a) Each of the Company and its subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. Each of the Company and its subsidiaries is duly authorized, qualified to do business and in good standing under all applicable Laws of any jurisdictions (domestic and foreign) in which the character or the location of the assets owned or leased by it or the nature of the business conducted by it requires such authorization or qualification. The execution and delivery by each of the Company and its subsidiaries and each Seller of the Transaction Documents to which he, she, or it is a party or will become a party, the performance by each of the Company and its subsidiaries and each such Seller of his, hers, or its obligations under the Transaction Documents to which he, she, or it is a party or will become a party and the consummation by each of the Company and its subsidiaries and each such Seller of the Contemplated Transactions and the Transaction Documents to which he, she, or it is a party or will become a party, as applicable, have been, or will be, duly and validly authorized and approved by all necessary actions on the part of each of the Company and its subsidiaries and each such Seller, none of which actions has been modified or rescinded and all of which actions remain in full force and effect.

(b) The capitalization of the Company and its subsidiaries is set forth on Schedule 4.1. The issued and outstanding Equity Interests of the Company and its subsidiaries are not evidenced by any certificates. Other than the Equity Interests of the Company and its subsidiaries as set forth on Schedule 4.1, there are no outstanding Equity Interests, subscriptions, "phantom" equity rights or other contracts, agreements, understandings, arrangements or any other obligations or claims of any kind that give any Person the right to (i) purchase or otherwise receive or be issued any Equity Interest of the Company or any of its subsidiaries, or liability of any kind convertible into or exchangeable for any Equity Interest of any such entity, or (ii) receive any rights to participate in the equity, income, or election of directors, managers or officers (as the case may be) of the Company or any of its subsidiaries. Each Equity Interest of the Company and its subsidiaries (i) was validly issued without violation of any preemptive right or other right to purchase and are fully paid and non-assessable, (ii) are free and clear of all Encumbrances, and (iii) was issued in compliance with the 1933 Act, or pursuant to an exemption therefrom, and all applicable state securities Laws, or pursuant to exemptions therefrom. The Company and its subsidiaries and the Sellers are not party to and have not granted any equity appreciation, participation, phantom equity or similar rights with respect to any such entity. The rights, preferences, privileges and restrictions of the Equity Interests of the Company and its subsidiaries are as stated in the Governing Documents of each such entity. There are no voting trusts, voting agreements, proxies, equityholder agreements or other agreements that may affect the voting or transfer of the Equity Interests of the Company or its subsidiaries.

(c) The Data Room contains complete and accurate copies of the Company's Governing Documents and equity ownership records. The equity ownership records of the Company accurately reflect all equity ownership transactions and such Person's current equity ownership.

4.2 Authority; Non-contravention; Binding Agreement. The execution, delivery and performance by the Company and each Seller of the Transaction Documents to which he, she, or it is a party or will become a party, and the consummation by each of the Company and each such Seller of the Contemplated Transactions and his, her, or its obligations under the other Transaction Documents, as applicable (a) are, to the extent applicable, within the Company's and each such Seller's corporate powers and are not and will not be in contravention or violation of the terms of the Governing Documents of each of the Company and each such Seller (to the extent applicable); (b) do not and will not require any Approval of, filing or registration with, the issuance of any Permit by, or any other action to be taken by, any Governmental Authority to be made or sought by the Company and any such Seller; and (c) do not and will not require any Approval or other action under, conflict with, or result in any violation of or default under (with or without notice or lapse of time or both), or give rise to a right of termination, cancellation, acceleration or augmentation of any obligation, or loss of a material benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon, the Company, any of the assets of the Company and any such Seller under (i) any Contract or Permit applicable to the Company and any such Seller, or (ii) any Order or Law applicable to any of the assets of the Company or to which the Company or any such Seller may be subject. The Transaction Documents to which the Company and each Seller or any of their respective Affiliates is or will become a party are and will constitute the valid and legally binding obligations of such Person and/or such Affiliates and are and will be enforceable against them in accordance with the respective terms hereof and thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other Laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity.

4.3 Subsidiaries. Except for the Equity Interests of Expetitle Abstract Group LLC, Expetitle Exchange Company LLC, Beycome Title LLC, Expetitle Closing Services LLC, Expetitle Texas Group LLC and Expetitle Quality Closings LLC (collectively, the "Expetitle Subsidiary Entities"), the Company does not directly or indirectly own any Equity Interest in any Person. None of the Expetitle Subsidiary Entities directly or indirectly own any Equity Interest in any Person. There are no Contracts to which the Company or any of the Sellers are a party pursuant to which the Company will or may provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.4 Title to Assets; Sufficiency and Condition of Assets.

(a) The Company owns and holds good and marketable title to, or has valid and subsisting leasehold interests in, all assets, real, personal, or mixed, whether tangible or intangible (including all Intellectual Property), used or held for use in, or otherwise relating to, the Business, free and clear of all Encumbrances (other than the Permitted Encumbrances). No Person other than the Company owns or holds in its name any assets, real, personal or mixed, whether tangible or intangible (including all Intellectual Property), used or held for use in, or otherwise relating to the Business, except for (i) items leased by the Company or improvements to items leased by the Company pursuant to a lease agreement, and (ii) personal property of Company Employees. There are no outstanding rights (including any right of first refusal), options, or Contracts giving any Person any current or future right to require the Company and/or any Seller to sell or transfer to such Person or other Person any interest in any of the assets of the Company or any Equity Interest of the Company.

(b) The assets owned by the Company constitute all the assets used in or necessary to operate, and are adequate for the purposes of operating, the Business in the manner in which it has been operated prior to the Effective Time. There are no facts or conditions affecting the assets of the Company that could, individually or in the aggregate, interfere in any material respect with the use, occupancy, or operation of such assets as currently used, occupied, or operated, or their adequacy for such use. Following the consummation of the Contemplated Transactions, no Seller or their respective Affiliates will retain any asset necessary to operate the Business in the manner in which it has been operated prior to the Effective Time. The assets owned by the Company will enable the Company to operate the Business after the Effective Time in substantially the same manner as operated prior to the Effective Time. All tangible assets owned by the Company are in good operating condition and repair and are adequate for the uses to which they are being put, and none of the tangible assets of the Company is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

4.5 Financial Information.

(a) The Data Room contains the following financial statements and financial information of the Company and its subsidiaries (collectively, the "Historical Financial Information"):

(i) unaudited balance sheets, income statements and statements of cash flow of the Company (including the accompanying schedules of balance sheet information and income statement information) as of, and for the twelve (12) month periods ended December 31, 2020 and December 31, 2019;

(ii) an unaudited consolidated balance sheet of the Company (including the accompanying schedules of balance sheet information) as of the Balance Sheet Date (the "Reference Balance Sheet"); and

(iii) an unaudited consolidated income statement of the Company (including the accompanying schedules of income statement information) for the nine (9) month period ended on the Balance Sheet Date.

(b) The Historical Financial Information is true, correct and complete in all material respects and fairly presents the financial position of the Company and its subsidiaries on a consolidated basis as of the respective dates thereof and the results of the operations of the Company and its subsidiaries and changes in financial position for the respective periods covered thereby. The financial statements included in the Historical Financial Information have been prepared in accordance with the Company's historical accounting practices, applied on a consistent basis throughout the periods indicated, and are based on the information contained in the Books and Records of the Company. The Company has not changed any accounting policy or methodology during the periods presented in the Historical Financial Information (including the accounting policies and methodologies for calculating reserves, including reserves for uncollected accounts receivable).

(c) Schedule 4.5(c) sets forth all Indebtedness of the Company and its subsidiaries on a consolidated basis.

(d) Except for (i) Liabilities reflected in the Reference Balance Sheet, and (ii) Liabilities that were incurred after the Balance Sheet Date in the ordinary course of business, none of which, individually or in the aggregate, is material in amount or results from or relates to any material breach of Contract or warranty, tort, infringement, or violation of Law, the Company does not have any Liabilities (whether or not required under GAAP to be reflected on a balance sheet or the notes thereto) of any nature, and there is no basis for any Proceeding with respect to any such Liability.

4.6 Permits.

(a) Schedule 4.6(a) sets forth an accurate and complete copies of each Permit that is held by the Company (such Permits, the "Disclosed Permits"). The Data Room contains accurate and complete copies of the Disclosed Permits, including all renewals and all amendments. The Disclosed Permits (i) are valid and in full force and effect, and (ii) constitute all of the Permits necessary (A) to enable the Company to conduct the Business in the manner it is currently conducted, and (B) to permit the Company to own and use its assets in the manner in which they are currently, and historically have been, owned and used.

(b) The Company is in compliance with the terms and requirements of the Disclosed Permits. No event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Disclosed Permit, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination, or modification of any Disclosed Permit.

(c) To the Knowledge of the Sellers, neither the Company nor any Seller has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding (i) any actual or possible violation of, or failure to comply with, any term or requirement of any Permit, or

(ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination, or modification of any Permit. No Governmental Authority has at any time challenged in writing the right of the Company to conduct the Business or offer or sell any of its products or services.

(d) All applications required to have been filed for the renewal of the Disclosed Permits have been duly filed on a timely basis with the appropriate Governmental Authorities, and each other notice or filing required to have been given or made with respect to such Permits has been duly given or made on a timely basis with the appropriate Governmental Authorities.

4.7 Compliance with Laws.

(a) (i) The Company (and each member thereof) has conducted, and is conducting, the Business and its properties in compliance with all Laws in all material respects (including, without limitation, any applicable U.S. or foreign Laws regarding data transmission and/or protection such as the European Union General Data Protection Regulation), and (ii) neither the Company nor any Seller has (A) received any notice, correspondence or other written or oral communication of any violation, alleged violation, or potential violation of, or Liability under, any such Laws, or to the effect that the Company or any Seller or any of his, her, or its Representatives, or any Person acting on behalf of, the Company or any Seller, is or could potentially be under investigation or inquiry with respect to any violation or alleged violation of any Law, applicable to the Company and/or the Business, or (B) any actual, alleged, or potential obligation to undertake, or to bear all or any portion of the cost of, any remedial action.

(b) No event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in (i) a violation by the Company or any Seller of, or a failure on the part of the Company or any Seller to comply with, in all material respects, any Law relating to the operation and conduct of the Business or any of its respective properties or facilities; or (ii) any obligation on the part of the Company or any Seller to undertake, or to bear all or any portion of the cost of, any remedial action applicable to the Company and/or the Business.

4.8 Accounts Receivable. The accounts receivable reflected on the Reference Balance Sheet and the accounts receivable arising after the Balance Sheet Date (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid claims of the Company that are not subject to claims of set-off or other defenses or counterclaims other than normal discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Reference Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Business, are collectible in full within ninety (90) days after billing.

4.9 Intellectual Property.

(a) Schedule 4.9(a) sets forth an accurate and complete list of the Company Intellectual Property, including for each item listed, as applicable, the owner, the jurisdiction, the application/serial number, the registration number, the filing date, and the issuance/registration date. All of the registered Company Intellectual Property is valid, subsisting, and enforceable in accordance with applicable Laws and no Company Intellectual Property is subject to any outstanding Encumbrance (other than Permitted Encumbrances), judgment, ruling, order, writ, decree, stipulation, injunction or determination by or with any Governmental Authority restricting the use of such Company Intellectual Property, nor is there (or has there been within the past three years) any pending or, to the Knowledge of Seller, threatened, legal, administrative or governmental action, suit, claim or proceeding relating to any Company Intellectual Property (including any interference, reissue, reexamination or opposition proceeding or proceeding contesting the rights of the Company to any Company Intellectual Property or the ownership, use, enforceability or validity of any Company Intellectual Property).

(b) The Company solely and exclusively owns all right, title and interest (including the right to enforce), free and clear of all Encumbrances (other than Permitted Encumbrances), and free from any requirement of any past, present, or future payments, charges, fees, conditions, rights or restrictions in all of the Company Intellectual Property. The Company has used commercially reasonable efforts to maintain, police and protect each item of the Company Intellectual Property and has valid rights to use the Company Intellectual Property as necessary for the operation of the Business. None of the Company, the Sellers or any of their respective Affiliates are, nor any of the Company Intellectual Property is, subject to any Contract that in any way limits or restricts the ability of the Company to use, assert, enforce, or otherwise exploit any of the Company Intellectual Property. Following the Effective Time, the Company will have and be permitted to exercise all rights under and to all Company Intellectual Property.

(c) None of the Company or the Sellers have infringed, misappropriated, violated, or otherwise conflicted with, and do not currently infringe, misappropriate, violate or otherwise conflict with, any Intellectual Property rights of any other Person. None of the Company or the Sellers or any of their respective Affiliates have received any claim (or notice of any related action) that any such member of the Company or any such Seller and/or Affiliate, or any Company Intellectual Property, infringes, misappropriates, or otherwise violates any Intellectual Property rights of any Person, (nor to the Knowledge of Seller are there any facts, circumstances or information that could reasonably be the basis for such a claim). No Person has asserted, and to the Knowledge of Seller, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any of the Company Intellectual Property.

(d) To the Knowledge of the Sellers, no Person is infringing, misappropriating, diluting or otherwise violating any of the Company Intellectual Property. None of the Company or the Sellers or any of their respective Affiliates have made any claims against any Person with respect to infringement or misappropriation of any of the Company Intellectual Property.

(e) All Information Technology Systems and Business Offerings (and all parts thereof) (i) operate and perform in accordance with their functional specifications, (ii) have not materially malfunctioned or failed within the past five (5) years, and (iii) are free of any critical defects, including any Malicious Code. During the five (5) year period prior to the Closing Date, there has not been an unauthorized breach, disclosure, or loss of data stored or contained in the Information Technology Systems.

(f) The Software used or held for use by the Company: (i) operates in accordance with its documentation as currently used in the operation of the Business, (ii) does not require any third party Intellectual Property to operate that has not been licensed by the Company; and (iii) does not contain any Malicious Code.

(g) The Company has taken commercially reasonable steps (including measures to protect secrecy and confidentiality and otherwise prevent the disclosure of any Confidential Information) to protect the Company's right, title and interest in and to, or its right to use (as applicable), all Company Intellectual Property. Each Person who is or was an employee, consultant, or contractor of the Company and who is or was involved in the creation or development of any Business Offerings or Company Intellectual Property (i) did so within the scope of his or her employment such that, subject to and in accordance with applicable Law, any Business Offerings or Company Intellectual Property arising therefrom became the exclusive property of the Company or (ii) has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights pertaining to such Business Offerings or Company Intellectual Property to the Company and confidentiality provisions protecting the Business Offerings or Company Intellectual Property. None of the Company or any Seller has received any notice alleging that any current or former members, officer, director, or employee of the Company or the Sellers has any claim, right (whether or not currently exercisable), or interest to or in any Company Intellectual Property. To the Knowledge of Seller, no employee of the Company is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his or her activities as an employee of the Company.

(h) No Business Offering contains, is derived from, is distributed with, or is being or was developed using Open Source Code. Neither the Company, nor, to the Seller's Knowledge, any of their respective employees have contributed any Business Offerings and Company Intellectual Property to any Open Source Code and no contributions made by the Company or any employees to Open Source Code, if any, (i) were made in breach of confidentiality, Intellectual Property Rights or other obligations under any Contract to which the Company or the contributing employee is a party, (ii) breach the terms of the open source license or other agreement under which they were contributed or released or (iii) infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person.

(i) There are no material defects, malfunctions, or nonconformities in any of the Business Offerings and Company Intellectual Property and there are no pending claims asserted against the Company related to the Business Offerings and Company Intellectual Property. The Company maintains a repository of known defects, malfunctions and nonconformities in the Business Offerings and Company Intellectual Property consistent with customary industry standards.

4.10 Contracts.

(a) Schedule 4.10(a) sets forth an accurate and complete list of each Contract (including a description of any oral Contract) to the extent that such Contract binds or affects any of the assets of the Company or the Company or any Seller is a party to or is bound by such Contract in connection with the Business (collectively, the "Material Contracts"), organized into the following subsections:

(i) all Contracts involving aggregate consideration in excess of $10,000 or requiring performance by any party more than one (1) year following the Closing Date;

(ii) all Contracts that cannot be cancelled without penalty or without more than thirty (30) days' notice;

(iii) all Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person, or any Real Property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) all Contracts that contain non-competition or non-solicitation provisions restricting the conduct of the Business, or restricting the conduct of any Person potentially competing with the Business, in any geographic area or during any period of time;

(v) all Contracts granting any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person;

(vi) except for agreements relating to trade receivables, all Contracts relating to Indebtedness (including guarantees), or imposing an Encumbrance on the Company or any asset of the Company;

(vii) all Contracts between the Company, on the one hand, and any Company Affiliate and/or any Seller, on the other hand;

(viii) all collective bargaining agreements or Contracts with any labor organization, union or association;

(ix) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements);

(x) any staffing agreement or any other agreement whereby the Company or, in relation to the Business, any Seller retains the services of any staffing agency or professional employer organization;

(xi) all Contracts pursuant to which material payments or benefits are or may be required, or pursuant to which vesting of any payment or benefit will accelerate, upon or following a sale of substantially all the assets that constitute the Business, whether alone or in conjunction with any other event;

(xii) all Contracts that provide for severance pay or any other material post- employment payment by, or financial obligation of, the Company;

(xiii) all joint venture, partnership or similar Contracts that provide for the sharing of profits relating to the Business;

(xiv) all Contracts for the sale of the Company or any of the assets of the Company or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase the Company or any of the assets of the Company;

(xv) all Contracts that provide for the indemnification of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(xvi) all Intellectual Property Contracts;

(xvii) all Tenant Leases;

(xviii) all agency agreements and powers of attorney;

(xix) all Contracts with any Governmental Authority;

(xx) all Customer Contracts; and

(xxi) all other Contracts material to the Company, the assets of the Company or the operation of the Business.

(b) Each Material Contract is valid and binding on the Company or the applicable Seller in accordance with its terms and is in full force and effect. The Company and each Seller (in each case, to the extent a party thereto) has properly conducted and paid all amounts to be paid by the Company or such Seller, as applicable, and otherwise performed all material obligations required to be performed by the Company or such Seller under each Material Contract and none of the Company or such Seller has received any notice of termination, cancellation, breach or default under any Material Contract. No event has occurred that, with the passage of time or the giving of notice or both, would result in a default, breach, or event of noncompliance by the Company or the applicable Seller under any Material Contract, or result in the termination thereof, or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. To the Knowledge of Seller, no other party to any Material Contract is in breach thereof or default thereunder. The Data Room contains a true, correct, and complete copy of each written Material Contract and an accurate written description setting forth the terms and conditions of each oral Material Contract.

4.11 Personal Property. The Data Room contains an accurate and complete list of the Personal Property as of the Balance Sheet Date. Since the Balance Sheet Date, the Company has not sold or otherwise disposed of any item or items of Personal Property having a value (individually or in the aggregate) in excess of $10,000.

4.12 Real Property.

(a) The Company does not own, and has never owned, any real property or any interest therein.

(b) With respect to the Leased Real Property: (i) the applicable Tenant Lease is legal, valid, binding and in full force and effect; (ii) the assignment of such Tenant Lease will not require the consent of any other party to such Tenant Lease, will not result in a breach of or default under such Tenant Lease, and will not otherwise cause such Tenant Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Effective Time; (iii) there are no material ongoing disputes with respect to such Tenant Lease; (iv) none of the Company or the Sellers, any of their respective Affiliates, or any other party to such Tenant Lease is in material breach or default under such Tenant Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Tenant Lease; (v) no security deposit or portion thereof deposited with respect to such Tenant Lease has been applied in respect of a breach or default under such Tenant Lease that has not been re-deposited in full; and (vi) there are no Encumbrances on the estate or interest created by such Tenant Lease other than Permitted Encumbrances. The Company holds, and at the Closing, will hold, good, marketable and insurable leasehold title to all of the Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) The Data Room contains accurate and complete copies of the Tenant Leases, in each case as amended or otherwise modified and in effect, together with all extension notices and other material correspondence, fair market value analyses, estoppel certificates, and subordination, non- disturbance and attornment agreements related thereto.

(d) None of the Company or the Sellers have received written notice from any Governmental Authority of, and there is not: (i) any pending or, to the Knowledge of Seller, threatened, condemnation Proceedings affecting the Real Property or any part thereof; (ii) any violation of any Laws (including zoning and land use ordinances, building codes, Permits and similar requirements) with respect to the Real Property or any part thereof, which have not heretofore been cured; or (iii) any pending or, to the Knowledge of Sellers, threatened, injunction, decree, Order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar Proceedings against the Company or any of the Sellers, any of their respective Affiliates, or any Real Property relating to the ownership, lease, use or occupancy of such Real Property or any portion thereof which is reasonably likely to result in a material change in the condition of any Real Property or any part thereof or in any material respect prevent or limit the present operation of the improvements on the Real Property or any part thereof.

(e) The existing water, sewer, gas and electricity lines, storm sewer and other utility systems on the Real Property are adequate to serve the utility needs of the Real Property and the Business. All Approvals and Permits required for said utilities have been obtained and are in force and effect. All of said utilities are installed and operating, and all installation and connection charges have been paid in full.

4.13 Insurance. The Data Room contains accurate and complete copies of all insurance policies or self-insurance funds maintained by the Company covering the Business and/or the assets of the Company as of the Closing Date (collectively, the "Insurance Policies"). The Company has one or more "business interruption" Insurance Policies in customary form and amount covering the Business and the assets of the Company. All of the Insurance Policies are in full force and effect with no premium arrearages. All premiums due on the Insurance Policies have been paid in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based Liability on the part of the Company (except with respect to workers' compensation policies). All Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Company is not in default under, nor has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which the Company or any of the assets of the Company are bound. There are no claims and/or actions (past or present) that are or were covered under the Insurance Policies. None of the Company or the Sellers has (i) received any notice or other communication from any insurer canceling or materially amending any of the Insurance Policies, and no such cancellation or amendment is threatened, or (ii) failed to present any claim which is still outstanding under any of the Insurance Policies.

4.14 Employee Benefit Plans.

(a) No Company Employee, current or former employee, manager or director of the Company or any Company Affiliate, or current or former consultant or contractor of the Company or any Company Affiliate is or was covered under the following agreements, plans or other Contracts : (i) employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) any employment, severance, termination or similar Contract and any other employee benefit plan, program, policy, or arrangement providing for compensation, bonuses, commission, profit-sharing, stock option or other stock- or equity-linked benefits or rights, incentive, deferred compensation, vacation or paid-time-off benefits, insurance (including any self-insured arrangements), death, life, dental, vision, health or medical benefits, employee assistance, disability or sick leave benefits, workers' compensation, supplemental unemployment benefits, retention, transaction, change of control payments, savings, pension, retirement, post-employment or retirement benefits or other employee compensation plan, program, policy, agreement, program, arrangement or commitment, in each case, whether written or unwritten, formal or informal, which the Company currently sponsors, or to which the Company has any outstanding present or future obligations to contribute or other Liability, whether voluntary, contingent or otherwise (collectively, the "Plans").

(b) The Data Room contains an accurate and complete copy of the following documents: (i) each Plan (including all plan documents and amendments thereto and summary of the material terms of any Plan that is not in writing); (ii) the most recent Form 5500 annual report with accompanying schedules and attachments filed with the IRS; (iii) the most recent Form 1094 and Form 1095 filed with the IRS; (iv) the most recent summary plan description for each Plan (as well as any summary of material modifications thereto), (v) the current employee handbook or similar document of the Business; and (vi) the most recently received determination or opinion letter, if any, issued by the IRS with respect to any Plan that is intended to qualify under Section 401(a) of the Code.

(c) All contributions (including all employer contributions and Company Employee salary reduction contributions), premiums and expenses to or in respect of the Plans have been timely paid in full or, to the extent not yet due, have been adequately accrued for in accordance with GAAP.

(d) With respect to the Company and any entity that is required to be aggregated with the Company under Section 414 of the Code (such aggregated entities referred to as, the "ERISA Controlled Group"), (i) there is no "multiemployer plan" (as defined in Sections 4001(a)(3) or 3(37)(A) of ERISA) under which the Company or an ERISA Controlled Group have any present or future obligations, whether contingent or otherwise, or under which a Company Employee has any present or future right to receive benefits; (ii) no plan that is or has been maintained or contributed to by a member of the ERISA Controlled Group is a pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; and (iii) none of the Plans is a "multiple employer plan" (as defined in Section 413(c) of the Code) or a multiple employer welfare plan (as defined in Section 3(40) of ERISA). No Plan provides for post-employment health benefits to any Company Employee or former employee of the Company or any Company Affiliates, except as required by COBRA.

(e) There are no Proceedings pending or, to the Knowledge of Seller, threatened, against the Company with respect to any Plans.

(f) Each Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. To the extent applicable, the Company and each member of the ERISA Controlled Group has complied with all of the continuation coverage requirements of COBRA and the requirements of Section 5000 of the Code. Each Plan that is intended to be Tax-qualified under Section 401(a) of the Code ("Retirement Plans") from which assets may be transferred or involved in a "direct rollover" (as defined in Section 401(a)(31) of the Code) to a plan of Buyer has received a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS concerning the Tax-qualification of such Plan and no event or circumstance exists that would be reasonably expected to adversely affect such qualification.

(g) Neither the execution and delivery of this Agreement, nor the consummation of the Contemplated Transactions, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any Company Employee, any current or former employee, manager or director of the Company or any Company Affiliate, or any current or former consultant or contractor of the Company or any Company Affiliate to any payment or benefit; (ii) increase the amount or value of any payment, compensation or benefits due to any Company Employee, any current or former employee, manager or director of the Company or any Company Affiliate, or any current or former consultant or contractor of the Company or any Company Affiliate; (iii) accelerate the vesting, funding or time of payment or delivery of any compensation, equity award or other payment or benefit; (iv) result in any "parachute payment" within the meaning of Section 280G of the Code or any similar foreign, state or local Laws; or (v) result in any Liability or commitment by Buyer or any of its Affiliates under, or with respect to, any Plan to any Company Employee, any current or former employee, manager or director of the Company or any Company Affiliate, or any current or former consultant or contractor of the Company or any Company Affiliate.

4.15 Employee Matters.

(a) Schedule 4.16(a)(i) sets forth an accurate and complete list of all Company Employees, their: (i) salary or wage rates; (ii) commission, bonus and other compensation; (iii) whether eligible for severance or change in control payments; (iv) total compensation paid (including base and incentive compensation) in 2020; (v) accrued Paid Time Off; (vi) recognized date of hire; (vii) department; (viii) job title; (ix) classification as either exempt or non-exempt under the federal Fair Labor Standards Act ("FLSA") and applicable state wage and hour Laws, including the specific classification relied on for exempt employees (i.e., administrative, executive, professional, computer, sales) and any changes or challenges to the FLSA classification in the past three (3) years, (x) scheduled hours per week; (xi) status as part-time, full-time, PRN or temporary; (xii) name of employer; (xiii) work location; and (xiv) whether such Company Employees are active or on a leave of absence (and, if so, the type of leave). Schedule 4.16(a)(ii) contains an accurate and complete list of all individuals who are consultants or independent contractors engaged by the Company, or in relation to the Business, any Seller as of the Effective Time, whether doing business as an entity or not, and sets forth for each the following: (i) name of individual or entity; (ii) status (i.e., consultant, independent contractor, sales representative, licensed reseller); (iii) date the engagement or Contract began; (iv) duration of engagement or Contract; and (v) description of material terms under the engagement or Contract, including payment or other reimbursement for service provided, confidentiality and assignment of Intellectual Property rights and cancellation or termination of the arrangement with or without notice. The Company and each Plan has properly classified individuals providing services to the Company as independent contractors or employees and as exempt or non-exempt from the application of state and federal wage and hour Laws (including FLSA) for all purposes, as the case may be, and have properly reported all compensation paid to such service providers for all purposes. All Company Employees are employees "at-will". The Company is not a party to any oral or written (i) employment agreement (including severance or change of control agreements); (ii) consulting agreement; or (iii) independent contractor agreement with any Person. No Company Employee or other service provider of the Company or any Company Affiliate has informed the Company or any Company Affiliate (whether orally in or writing) of any plan to terminate employment with or services for the Company or any Company Affiliate, and to the Knowledge of Seller, no such Person has any plans to terminate employment with or services for the Company or any Company Affiliate.

(b) The Company and the Company Affiliates, as applicable, are not delinquent in payments to any of the Company Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for any of them or any other amounts required to be reimbursed to such Company Employees (including Paid Time Off and other benefits) or in the payment to the appropriate Governmental Authority of all required Taxes, insurance, Social Security and withholding thereon. As of the Effective Time, all payments that are payable to all independent contractors or consultants by the Company for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any other payments of any kind. As of the Effective Time, none of the Company or any Company Affiliate, as applicable, will have any Liability to any of the Company Employees or to any independent contractor or consultant, or to any Governmental Authority, for any such matters that are not properly reflected on the Reference Balance Sheet.

(c) There is no pending or, to the Knowledge of Seller, threatened, employee strike, work stoppage, slowdown, lockout, concerted refusal to work overtime, picketing, or other labor dispute of the Business, and none has ever occurred. To the Knowledge of Seller, no union representation question exists respecting the Company Employees or any other employees or service providers of the Company or any Company Affiliate, no demand has been made for recognition by a labor organization by or with respect to the Company Employees or any other employees or service providers of the Company or any Company Affiliate, no union organizing activities by or with respect to the Company Employees or any other employees or service providers of the Company or any Company Affiliate are taking place, and none of the Company Employees or other employees or service providers of the Company or any Company Affiliate is represented by any labor union or organization. No collective bargaining agreement exists, has existed or is currently being negotiated by the Company. There is no unfair practice claim against the Company before the National Labor Relations Board pending or, to the Knowledge of Seller, threatened, against or involving the Business. The Company and Company Affiliate is and have at all times been in compliance with all Laws and Contracts to which the Company or such Company Affiliate is a party respecting employment and employment practices, including without limitation all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, terms and conditions of employment, wages and hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence and unemployment insurance with respect to the Company Employees and any other employees or service providers of the Company or any Company Affiliates. None of the Company or any Company Affiliate is engaged in any unfair labor practices with respect to the Company Employees or any other employees or service providers of the Company or any Company Affiliates. There are no pending or, to the Knowledge of Seller, threatened, complaints, investigations, audits, claims, charges, or other Proceedings related to the Business before any Governmental Authority regarding employment discrimination, safety or other employment-related charges or complaints, wage and hour claims, unemployment compensation claims or workers' compensation claims.

(d) The Company is and has at all times been in compliance with the terms and provisions of the Immigration Act. For the Company Employees for whom compliance with the Immigration Act is required, the Company has obtained and retained a complete and accurate copy of each such Company Employee's Form I-9 (Employment Eligibility Verification Form) and all other records or documents required to be prepared, procured or retained pursuant to the Immigration Act. The Company has not been cited, fined, served with a Notice of Intent to Fine or with a Cease and Desist Order (as such terms are defined in the Immigration Act), nor has any Proceeding been initiated or threatened against the Company, by reason of any actual or alleged failure to comply with the Immigration Act.

(e) None of the Company or any Company Affiliate is or has ever been subject to the WARN Act or any applicable similar state, local or foreign Laws, and no Affiliate of Buyer will incur any liability under the WARN Act or any applicable similar state, local or foreign Laws as a result of the transactions contemplated by this Agreement or that may be based, in whole or in part, on any layoffs or employment terminations that have occurred prior to the Closing. There have been no "employment losses" as defined under the WARN Act as to any employees of the Company or any Company Affiliate within the six (6) month period prior to Closing; and neither the Company nor any Company Affiliate has implemented any pay reductions, furloughs, or other actions related to terms and conditions of employment of the Company Employees, whether as a result of the COVID-19 or otherwise within the six (6) month period prior to Closing. There have been no involuntary terminations of employment as to any former employees of the Company or any Company Affiliate within the prior three (3) years, and there have been no furloughs, pay reductions, or other actions related to terms and conditions of employment of the Company Employees taken within the six (6) month period prior to the Closing.

4.16 Litigation.

(a) There are no current or past Proceedings with respect to the Company, the Business, or the assets of the Company, as well as Orders, settlements and conciliation Contracts under which the Company, the Sellers or any of their respective Affiliates has current or future obligations with respect to the Business or the assets of the Company. There are no Proceedings, Orders, compliance reports or information requests, subpoenas or production requests pending or, to the Knowledge of Seller, threatened, against or affecting (i) the Company or any of the Sellers or any of their respective Affiliates with respect to the Business or the assets of the Company; (ii) any Company Employee or former employee or current or former agent of the Company or any Company Affiliate; or (iii) any supplier or contractor at law or in equity, or before or by any Governmental Authority. None of the Company or the Business has been subject to any formal or informal (for which the Company or any Seller has received notice) Proceeding of any Governmental Authority. There are no Proceedings pending or threatened by the Company against any Person. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any of the foregoing.

(b) To the Knowledge of Seller, the Company is not the subject of any investigation or inquiry by any Governmental Authority and, to the Knowledge of Seller, there is no valid basis for any of the foregoing. Neither the Company nor any assets owned or used by the Company, is subject to any Order or unsatisfied judgment, penalty, award, settlement Contract or conciliation Contract. The Company has at all times been in compliance with each Order to which any of them, or any assets owned or used by them, is or has been subject. No event has occurred or circumstance exists that could constitute or result in (with or without notice or lapse of time) a violation of, or failure to comply with, any Order to which the Company or any assets owned or used by the Company, is subject. None of the Company or any Seller has ever received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any Order to which the Company or any assets owned or used by the Company, is subject.

(c) The Company has not been engaged in any transaction that could reasonably be expected to subject the Company (or any successor-in-interest) to any avoidance action with respect to the assets of the Company or the Business. Without limiting the generality of the foregoing, the Company has not, with respect to the assets of the Company or the Business, (i) received any material payments from its account debtors outside the ordinary course of business; (ii) acquired or sold any asset other than for reasonably equivalent value; or (iii) conducted any business with any debtor-in-possession or bankrupt estate other than in the ordinary course of business.

(d) There is no Proceeding or Order pending or, to the Knowledge of Seller, threatened, against or affecting the Company before any court or Governmental Authority that has or could reasonably be expected to have an adverse effect on the Company's or any Seller's ability to perform under this Agreement or the other Transaction Documents with respect to any aspect of the Contemplated Transactions. None of the Company or any Seller is subject to any Order or other governmental restriction that would materially adversely affect the consummation of the Contemplated Transactions.

(e) None of the Company or the Sellers or any of their respective employees, officers, directors, managers, advisors, agents or independent contractors has engaged in any unlawful harassment (including, without limitation, sexual harassment) or similar misconduct in the course of or otherwise in connection with operating the Business or performing services for the Company, and no allegations of unlawful harassment have been made in writing against the Company or any of the Sellers or any of their respective officers, directors, managers, advisors, employees or agents in connection with operating the Business or performing services for the Company. None of the Company or any of the Sellers have entered into any settlement agreement related to allegations of unlawful harassment or similar misconduct by any of their respective employees, officers, directors, managers, advisors, agents, or independent contractors in connection with operating the Business or performing services for the Company.

4.17 Tax Matters.

(a) The Company has timely filed all Tax Returns required to be filed by it (all of which are true, complete and correct in all material respects). All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company is not the beneficiary of any extension of time within which to file any Tax Return. True and correct copies of all federal, state, foreign and material local income Tax Returns filed by the Company for taxable periods ending on or after December 31, 2018 have been provided to Buyer in the Data Room.

(b) The Company has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, independent contractor, creditor, or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. All Persons who have provided services to the Company as independent contractors for Tax purposes were properly classified.

(c) There are no Encumbrances pertaining to Taxes on any of the assets of the Company.

(d) No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Authority for which the Company may have any Liability or which may attach to the assets of the Company. There are no pending or threatened Proceedings for or relating to any Liability in respect of Taxes for which the Company may have any Liability or which may attach to the assets of the Company. There are no matters under discussion by the Company with any Governmental Authority with respect to Taxes that may result in an additional amount of Taxes for which the Company may have any Liability or which may attach to the assets of the Company.

(e) The Company is not a party to any Tax allocation or sharing agreement, and the Company does not have any Liability with respect to any such agreement.

(f) There is no Contract or plan to which the Company is a party that requires the Company to pay a Tax gross-up or reimbursement payment to any Person.

(g) None of the assets of the Company is an interest in a joint venture, partnership or other arrangement that is or should be treated as a partnership for Tax purposes.

(h) No Tax Return of the Company contains, or was required to contain, a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign Law). The Company has not entered into any "reportable transaction" as defined in Treasury Regulation Section 1.6011-4(b). The Company does not have any Liability for unpaid Taxes of any Person as a former member of an affiliated group or as a transferee or successor, by contract, or otherwise. The Company has not agreed, and is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method, and the IRS has not proposed any such adjustment or change in accounting method used by the Company.

(i) The Company has (i) timely paid all sales and use Taxes required to be paid under all applicable Laws; (ii) properly collected and remitted all sales Taxes required under all applicable Laws; and (iii) for all sales that are exempt from sales Taxes and that were made without charging or remitting sales or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt.

(j) The Company has (i) timely filed or caused to be filed with the appropriate Governmental Authority all reports required to be filed with respect to any unclaimed property and has remitted to the appropriate Governmental Authority all unclaimed property required to be remitted; or (ii) delivered or paid all unclaimed property to its original or proper recipient. None of the assets of the Company is escheatable to any Governmental Authority under any applicable Laws.

(k) No claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns claiming that the Company is or may be subject to taxation by that jurisdiction.

(l) The Company has not incurred any liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise. The Company has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than an affiliated group the common parent of which has at all applicable times been the Company.

(m) The Company is not a party to any joint venture, partnership or arrangement or contract which could be treated as a partnership for federal income Tax purposes.

(n) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed the Company prior to the Closing; (ii) change in method of accounting the Company for a taxable period ending on or prior to the Closing, or required as a result of the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; (iv) prepaid amount received on or prior to the Closing, (v) deferred revenue of a the Company as of the Closing, (vi) interest held by the Company in a "controlled foreign corporation" (as that term is defined in Section 957 of the Code (a "CFC")) on or before the Closing Date pursuant to Section 951, 951A, or 965 of the Code; or (vii) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax law). The Company is not required to include any amount in income pursuant to Section 965 of the Code or pay any installment of the "net tax liability" described in Section 965(h)(1) of the Code. The Company has not deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act.

(o) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and no withholding of federal income Tax will be required under Section 1445 of the Code in connection with the transaction contemplated by this Agreement.

(p) The Company has disclosed on its federal income Tax Returns all material positions taken therein that would otherwise be reasonably likely to give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(q) The Company has not distributed stock of any Person, or has had its stock distributed by any Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code at any time within the past five (5) years.

(r) The Company has not, nor has ever had, a permanent establishment, as defined in any applicable Tax treaty or convention, in any country other than the United States. The Company is not currently subject to Tax in any jurisdiction outside of the United States.

(s) The Company has complied with Code Section 482 and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local or foreign Law.

4.18 Environmental Matters. The Company has at all times complied, and is in compliance with, and the Real Property and all improvements on the Real Property are in compliance with, all Environmental Laws, in all material respects. The Company does not have any Liability under any Environmental Law with respect to any of the assets of the Company, the Business, or the Real Property. There are no pending or, to the Knowledge of Seller, threatened, Proceedings or Orders based on, and none of the Company or the Sellers or any of their respective Affiliates has received notice of any complaint, Order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any Governmental Authority or any other Person arising out of or attributable to any Environmental Condition or alleged noncompliance with any Environmental Law. There are no Environmental Conditions existing at, underneath, or migrating to or from the Real Property, nor are there any Environmental Conditions resulting from, or which could reasonably be expected to result from, the operation of the Business or the Real Property.

4.19 Absence of Changes. Since the Balance Sheet Date, the Company has conducted the Business in the ordinary course of business and there has not occurred any change in the operation of the Business or any event or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect. Without limited the generality of the foregoing, since the Balance Sheet Date, the Company has not:

(a) sold (other than cash expenditures and payments in the ordinary course of business), leased, transferred, assigned, abandoned or otherwise disposed of any of its material assets (other than obsolete assets disposed of in the ordinary course of business), tangible or intangible (including through the grant of any license), mortgaged, pledged or imposed any Encumbrance (other than a Permitted Encumbrance) upon any of its assets;

(b) except for purchase orders of the Company issued or received in the ordinary course of business for the purchase or sale of supplies, products or goods, has entered into any Contract, lease, or license (or series of related Contracts, leases, and licenses) under which the consideration payable or receivable by the Company exceeds $10,000 per year or over the remaining life of the Contract, lease or license, or which contains any covenant restraining trade or competition or a provision of the type commonly referred to as "most favored nation" provision for the benefit of a Person other than the Company;

(c) accelerated, terminated, modified, or cancelled any Contract, lease, or license (or series of related Contracts, leases and licenses) under which the consideration payable or receivable by the Company exceeds $10,000 per year or over the life of the Contract, lease, or license, and no other party has done or, to the Knowledge of Seller, threatened to do, any of the foregoing with respect to such Contracts, leases, or licenses;

(d) (i) made any capital expenditure or commitment therefor in excess of $10,000 per year or (ii) acquired any fixed assets other than by purchase for cash;

(e) made any material change in (i) its payment policies with its landlords, vendors, suppliers or other creditors or its collection policies with respect to its customers, including any acceleration or deferral of the payment or collection thereof, as applicable, or (ii) the manner in which it generally extends discounts or credits to customers;

(f) experienced any damage, destruction, or loss (whether or not covered by insurance) to its property in excess of $10,000, other than reasonable wear and tear in the ordinary course of business;

(g) made any loan or advance of money or other property to, or guarantees for the benefit of, any Person;

(h) entered into any transaction or arrangement with, any of its present or former members, managers, directors, officers, employees or its Affiliates other than expense reimbursements in the ordinary course of business, which are consistent with the Company's policies and procedures;

(i) (i) granted any bonus or increase in the compensation or benefits of any of its present or former directors, managers, officers, or employees, other than reasonable annual salary raises to current employees (other than officers or equityholders) of the Company in the ordinary course of business (which in any event do not exceed a five percent (5%) increase over the prior year's salary); (ii) made or granted any increase in any benefits provided or to be provided under any Plan, or amended or terminated any existing Plan or arrangement or adopted any new Plan or arrangement other than in the ordinary course of business; (iii) implemented any "across-the-board" wage increase for its hourly employees; (iv) changed or amended the commission structure applicable to any of the employees or independent contractors of the Company; (v) hired or engaged any Persons as employees or independent contractors; or (vi) taken any action to accelerate the vesting or payment of any compensation or benefit for any of its employees, officers, directors, managers, independent contractors, or consultants;

(j) entered into, negotiated, terminated, or modified, or agreed to enter into, negotiate, terminate, or modify any employee-related agreement, or adopted, modified or terminated any employment, severance, retention, contractor, consulting, or other Contract with any of its current or former employees, officers, directors, managers, independent contractors or consultants or any other individual service provider other than (in the case of employee terminations) in the ordinary course of business;

(k) had any material labor trouble, union jurisdictional disputes, work stoppages, strikes, or any other labor disputes or Proceedings or, to the Knowledge of Seller, threats thereof;

(l) entered into any staffing agreement with, or retained the services of, any staffing firm or professional employer organization;

(m) implemented any pay reductions, furloughs, or other actions related to terms and conditions of employment of the Company Employees, whether as a result of the COVID-19 or otherwise;

(n) (i) adopted or made any change in its accounting or tax methods, principles or practices or elections or annual reporting; (ii) settled or compromised any Liability, claim or assessment in respect of Taxes, surrendered any right in respect of Taxes or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; (iii) made, changed or revoked any election with regard to Taxes or filed any amended Tax Returns; (iv) entered into any closing agreement; (e) failed to pay any Tax when due and payable; (v) incurred any Liability outside of the ordinary course of business in respect of Taxes; (vi) surrendered any right to claim a Tax refund; (vii) prepared or filed any Tax Return in a manner inconsistent with past practice (except as required by applicable Law); (viii) taken any other similar action relating to the filing of any Tax Return or the payment of any Tax; or (ix) revalued any assets of the Sellers, including Inventory or accounts receivable write- downs, except as expressly reflected in the Historical Financial Information;

(o) settled any criminal claim or any civil Proceeding or claim (or threatened claim or Proceeding) of any kind;

(p) amended its Governing Documents;

(q) entered into, terminated, or materially modified any Material Contract, or terminated any Contract that if in existence on the Closing Date would have been a "Material Contract" pursuant to Schedule 4.10(a), except for Contracts between the Company and its customers and suppliers that have expired in accordance with their own terms;

(r) incurred any Indebtedness to any Person except for obligations under existing Contracts for Indebtedness identified on Schedule 4.5(c);

(s) issued any Equity Interest, declared, set aside or made any payment or distribution (other than tax distributions in the ordinary course of business) of Cash or other property with respect to its Equity Interest, purchased, redeemed or otherwise acquired any of its Equity Interest; and

(t) committed, whether orally or in writing, to do any of the foregoing.

4.20 Affiliate Transactions. None of the Sellers or any of their respective Affiliates, directly or indirectly: (a) provides any services to the Company or is a lessor, lessee, or supplier to the Company;

(b) has any cause of action or other claim whatsoever against or owes any amount to, or is owed any amount by, the Company; (c) has any financial interest in or owns property or rights used in the Business; (d) is a party to any Contract relating to the assets of the Company or the Business (other than compensation or employee benefits payable in the ordinary course of business); (e) received from or furnished to the Company any goods or services; or (f) has any financial interest in, or serves as an officer, manager, director of any customer, competitor or vendor, or supplier of the Company.

4.21 Solvency. None of the Sellers are insolvent or will be rendered insolvent as a result of any of the Contemplated Transactions. For purposes hereof, the term "solvent" means that: (a) the fair salable value of each Seller's tangible assets is in excess of the total amount of its Liabilities (including for purposes of this definition all Liabilities, whether or not reflected on a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, and disputed or undisputed); (b) each Seller is able to pay its debts or obligations in the ordinary course of business as they mature; and (c) each Seller has capital sufficient to carry on all businesses in which it is about to engage.

4.22 Brokers and Finders. There are no claims for brokerage commissions, finders' fees, financial advisors' fees or similar compensation in connection with the Contemplated Transactions based on any Contract to which the Company or any of the Sellers is a party or that is otherwise binding upon the Company or any of the Sellers, and no Person is entitled to any fee or commission or like payment in respect thereof.

4.23 COVID-19.

(a) Except as set forth on Schedule 4.24, none of the Company or its Affiliates have participated in any COVID-19 Relief Programs.

(b) The Company has not experienced any material business interruptions or material liabilities directly arising out of, resulting from, or related to COVID-19 or any COVID-19 Measures.

(c) The Company has not elected to defer any Taxes payable by the Company pursuant to Section 2302 of the CARES Act. All Taxes payable by the Company which have been so deferred have been properly accrued for and are reflected on the Historical Financial Information.

4.24 Disclosure. No representation or warranty by the Sellers in this Agreement or any other Transaction Document and no statement contained in the Schedules or any certificate or other document (including, without limitation, the other Transaction Documents) furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

4.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4, Buyer Parties acknowledge that none of the Company or its subsidiaries or any other Person on behalf of the Company or its subsidiaries makes any other express or implied representation or warranty with respect to the Company, its subsidiaries or the Business or with respect to any other information provided to Buyer Parties or any other Person.

5. REPRESENTATIONS AND WARRANTIES OF BUYER.

The Buyer Parties hereby represent and warrant, jointly and severally, to the Sellers that the statements contained in this Article 5 are true and correct as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, in which case such representations and warranties will be true and correct as of such specified date).

5.1 Organization; Capacity. Buyer is a limited liability company, validly existing and in good standing or equivalent status under the laws of the State of Texas. Buyer has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party and to perform their respective obligations hereunder and thereunder.

5.2 Authority; Non-contravention; Binding Agreement. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is a party, and the consummation by Buyer of the Contemplated Transactions and their respective obligations under the other Transaction Documents to which Buyer is a party, as applicable, are within Buyer's corporate powers and are not in contravention or violation of the terms of Buyer's organizational or governing documents.

(b) This Agreement and the other Transaction Documents to which Buyer is a party are and will constitute the valid and legally binding obligations of Buyer and are and will be enforceable against Buyer in accordance with the respective terms hereof and thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other Laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity.

5.3 Litigation. There is no Proceeding or Order pending against, affecting or, to the Knowledge of Buyer, threatened against Buyer or any of its properties or rights that challenges or may otherwise have the effect of preventing, rendering illegal, or otherwise delaying the Contemplated Transactions other than such approvals as may be required by the TSXV.

6. COVENANTS.

6.1 Post-Closing Access to Information. Each of Buyer and the Sellers acknowledges that, subsequent to the Effective Time, Buyer and each of the Sellers may need access to information, documents or computer data in the control or possession of the other(s), and the Sellers may need access to records that are in the control or possession of the Company for purposes of concluding the Contemplated Transactions and for audits, investigations, compliance with governmental requirements, regulations, and requests, and the prosecution or defense of Third-Party Claims. Accordingly, Buyer agrees that, at the sole cost and expense of the Sellers, it will make available to the Sellers (or its Representatives) and its Representatives such documents and information (including, without limitation, electronic copies of such documents and information to the extent available and commercially practicable) as may be available relating to the Business in respect of periods prior to the Effective Time and will permit the Sellers (or its Representatives) to make copies of such documents and information. The Sellers agree that, at the sole cost and expense of Buyer, the Sellers will make available to Buyer and its Representatives such documents and information (including, without limitation, electronic copies of such documents and information to the extent available and commercially practicable) as may be in the possession of the Sellers or any of their respective Affiliates relating to the Business and will permit Buyer (or its Representatives) to make copies of such documents and information.

6.2 Noncompetition and Non-solicitation. Through the period ending on the three (3) year anniversary of the Closing Date (the "Restricted Period"), none of the Sellers listed on Schedule 6.2 (the "Restricted Sellers") will directly or indirectly, individually or on behalf of or in coordination with any Affiliate or other Person, engage in the Business, or participate in the ownership, operation, control or financing of, or be connected as an owner, investor, partner, joint venturer, director, manager, officer, employee, independent contractor, consultant or other agent of, or have any other financial relationship in or with, any Person or enterprise that, directly or indirectly, engages in the Business.

(b) The Parties agree that the restrictions mentioned in this Section 6.2 shall not apply to:

(i) the interest in Beycome Corp. owned by the Restricted Sellers. Nothing in this agreement or any related Transaction Doccument shall prohibit Beycome Corp. from continuing to offer its customers real estate closing services, whether through Beycome Title or any other entity, or investing in title service companies, which, in any case, will not be considered a breach by the Restricted Party of this agreement;

(ii) Any manager, individual investor or unit member of the Restricted Sellers, in its individual capacity.

(c) Nothing in Section 6.2(a) will prohibit the Restricted Sellers from (i) owning, in the aggregate, less than 5% of any publicly traded securities as long as such Restricted Sellers do not participate in the management, operation or control of such entity; (ii) trading in stocks, bonds, securities, real estate, commodities or other forms of investment for his/her own benefit as long as such activity does not materially interfere with such Restricted Sellers' job duties under his or her employment agreement(s) with the Buyer; and (iii) subject to the prior written approval of the Board of Directors of Real, (w) serving on boards of charity or other trade or civic associations; (x) academic teaching; (y) authorship and publishing; and (z) other outside activities approved in writing by the Board of Directors of Real.

(d) During the Restricted Period, none of the Restricted Sellers or any of their respective Affiliates, shall, directly or indirectly, other than as an employee of or consultant to Buyer or its Affiliates (including the Company after the Closing) (i) solicit for hiring or hire any Person who during the Restricted Period is or was an employee or independent contractor of Buyer or its Affiliates (including the Company after the Closing), or who was at any time during the twelve (12) month period preceding the Closing Date, an employee or independent contractor of the Company (such person, a "Restricted Person"), or otherwise interfere with or seek to encourage, influence or persuade any such Person to terminate or diminish his, her, or its relationship with Buyer or its Affiliates (including the Company after the Closing) (whether for the purpose of entering into any relationship on behalf of any Person in competition with the Business or otherwise); or (ii) encourage, influence, or solicit business from any Person that during the Restricted Period is or was a Referral Source, client, or customer of Buyer or its Affiliates (including the Company after the Closing) (or any successor in interest to any such Person), or who was at any time during the twelve (12) month period preceding the Closing Date, a Referral Source, client, or customer of the Company (or any successor in interest to any such Person) (whether for the purpose of entering into any relationship on behalf of any Person in competition with the Business or otherwise. General solicitations not targeted towards the Buyer are not prohibited.

(e) During and at all times after the Restricted Period, each of the Restricted Sellers agrees that he, she, or it will not use or register, and will not permit, contact, recruit, encourage or solicit others to use or register, directly or indirectly, in connection with any business that is competitive with or similar to the Business, anywhere in the world: (i) any mark incorporating the "Expetitle" name, in whole or in part, (including, without limitation, any variation, abbreviation or foreign equivalent of such name); or (ii) any mark confusingly similar to "Expetitle" or any abbreviation thereof. Each of the Sellers further agrees not to challenge the Company's right to own, license, or assign the Company Intellectual Property.

(f) Each of the Restricted Sellers hereby acknowledges and agrees that the covenants and agreements set forth in this Section 6.2that are applicable to such Persons were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, that such covenants and agreements are reasonable and not unduly burdensome, that Buyer would not have entered into this Agreement or agreed to engage in any of the Contemplated Transactions without each of the Restricted Sellers agreeing to the covenants and agreements applicable to them set forth in this Section 6.2, that each of them possesses goodwill of the Business, and that Buyer would incur a significant loss of the goodwill being purchased as part of the Contemplated Transactions if any of the Sellers were to breach any of the provisions of this Section 6.2 applicable to them. Each of the Sellers recognizes and agrees that he, she, or it can abide by the agreements and covenants set forth in this Section 6.2 applicable to them and still find gainful employment in his or her chosen field of employment, as applicable, without violating these agreements and covenants. Therefore, in addition to any of its rights under this Agreement and any other rights and remedies that it may have at law or in equity, Buyer shall be entitled (i) to obtain injunctive relief restraining any actual or threatened breach of this Section 6.2 and to have this Section 6.2 specifically enforced without need to post bond and to recover its reasonable attorneys' fees and costs incurred thereby, it being agreed that any actual or threatened breach of this Section 6.2 would cause irreparable injury and that money damages would not provide an adequate remedy; or (ii) to require any of the Sellers if he, she, or it (or any of their respective Affiliates) commits any actual or threatened breach of any of the provisions applicable to them under this Section 6.2 to account for and pay over any profits, monies, accruals, increments or other benefits derived or received by the Sellers (or any of their respective Affiliates) as the result of any such actual or threatened breach.

(g) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.2 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to (and shall) reduce the scope, duration, or area of the term or provision, delete specific words or phrases, or replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The provisions of this Section 6.2 shall be in addition to, and not in limitation of, any other similar provisions to which any of the Sellers is bound or may be bound in the future.

(h) Notwithstanding anything to the contrary contained herein, Buyer shall have the unilateral power to amend or modify this Section 6.2, in whole or in part, to reduce the scope, duration, area or the term or any other provision of this Section 6.2, and this Agreement shall be enforceable as so modified after any such amendment.

6.3 Confidentiality.

(a) From and after the Closing Date, the Sellers shall not, and shall cause their Representatives not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized Representatives of Buyer or use or otherwise exploit for their own benefit or for the benefit of anyone other than Buyer, any Confidential Information. The Sellers shall not have any obligation to keep confidential (or cause their respective Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law; provided, however, that in the event disclosure is required by applicable Law, such applicable Seller (or Affiliate) shall provide Buyer with prompt notice of such requirement prior to making any disclosure so that Buyer may seek an appropriate protective order.

(b) None of the Sellers (or their respective Representatives) shall issue any press release or public announcement concerning this Agreement, the other Transaction Documents or the Contemplated Transactions without obtaining the prior written approval of Buyer. The Sellers agree, and agree to cause their respective Representatives, not to disclose the existence or terms of this Agreement, the other Transaction Documents or the fact that discussions have taken place or that Confidential Information has been exchanged. In the event of a breach of the obligations under this Section 6.3 by the Sellers or their respective Representatives, in addition to all other available remedies, Buyer shall be entitled to injunctive relief to enforce the provisions of this Section 6.3 in any court of competent jurisdiction, without the necessity of posting a bond.

6.4 Release. Effective as of the Closing, each of the Sellers, on behalf of himself, herself, itself and their respective Affiliates and their respective past, present or future predecessors or successors (each, a "Releasing Party"), hereby irrevocably waives, releases, remises, and forever discharges the Company, Buyer and their respective Affiliates and their respective past, present or future shareholders, partners, members and Representatives and each of their respective successors from any and all actions, promises, agreements, rights to payment, rights to any equitable remedy, rights to any equitable subordination, demands, debts, Liabilities, express or implied contractual obligations, obligations of payment or performance, rights of offset or recoupment, accounts, Losses or expenses (including, without limitation, attorneys' fees and other professional fees and expenses), whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative, which such Releasing Party or any of its Affiliates may have against such Party as of the date hereof (other than claims arising directly under this Agreement or the other Transaction Documents, which such claims shall be governed by Article 7) (collectively, the "Claims"). Each of the Sellers understand that the released Claims include not only Claims presently known to it, but also include all unknown or unanticipated Claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the released Claims as described above. Each of the Sellers understands that he, she, or it may hereafter discover facts different from what it now believes to be true, which if known, could have materially affected this release, but it nevertheless waives any Claims or rights based on different or additional facts.

6.5 Current Joint Ventures. Buyer will use commercially reasonable efforts to continue to service Beycome Title, LLC ("Beycome"), and Buyer will provide at least four (4) months' notice to any Person to whom the Company is required to give notice, in accordance with the operating agreement of Beycome, prior to terminating any operation of Beycome.

7. INDEMNIFICATION.

7.1 Indemnification by the Sellers.

(a) Each of the Sellers shall, on a pro rata basis as set forth in Section 7.1(c), indemnify, defend and hold harmless Buyer, their respective Affiliates (including the Company after the Closing), and their respective Representatives, equityholders, members, principals, successors, heirs and assigns (collectively, the "Buyer Indemnified Parties") from and against, and pay on behalf of or reimburse each of them for, any and all Losses that any such Buyer Indemnified Party incurs or becomes subject to as a result of, arising out of, relating to or in connection with: (i) any breach of, or inaccuracy in, any of the representations or warranties made by any of the Sellers in this Agreement or in any other Transaction Document; (ii) any breach, noncompliance or nonfulfillment of any covenants or other agreements made by any of the Sellers in this Agreement;(iii) any fraud, intentional misrepresentation or willful or criminal misconduct of any Seller or any of their respective Representatives; (iv) any Closing Indebtedness; (v) any Closing Seller Transaction Expenses; (vi) any Taxes of the Sellers; and (vii) any Taxes of the Company to the extent allocable to any Pre-Closing Tax Period, or to the pre-Closing portion of any Straddle Period.

(b) The Sellers shall have no obligation to indemnify the Buyer Indemnified Parties pursuant to Section 7.1(a)(i) for any Losses unless and until the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Parties equals or exceeds $75,000 (the "Basket"), upon which event the Buyer Indemnified Parties shall be entitled to indemnification under Section 7.1(a)(i) for the amount of all Losses from the first dollar without regard to the Basket; provided, however, that the foregoing limitation shall not apply with respect to any Losses resulting from, arising out of, relating to or in connection with breaches of, or inaccuracies in, the Seller Fundamental Representations. For the avoidance of doubt, claims for indemnification pursuant to Sections 7.1(a)(ii)-(vii) shall not be subject to the Basket.

(c) The Sellers' aggregate Liability with respect to claims for indemnification pursuant to Section 7.1(a)(i) shall not exceed an amount equal to the Purchase Price (the "Cap"). In addition, each Seller's obligation for Liability, Losses and indemnity under this Agreement, is ratable and several and not joint nor joint and several, and each Seller shall only be liable for any Losses or other amounts due in proportion to its percentage ownership in the Company, and limited to the portion of the Purchase Price received by such Seller as set forth on Exhibit B. Notwithstanding the foregoing, in the event of a breach of any Seller's Fundamental Representation that exceeds the Purchase Price, each Seller shall be liable without the Cap in proportion to its percentage ownership in the Company.

7.2 Indemnification by Buyer Parties. Buyer Parties shall, jointly and severally, indemnify, defend and hold harmless the Sellers (collectively, the "Seller Indemnified Parties") from and against, and pay on behalf of or reimburse each of them for, any and all Losses that any such Seller Indemnified Party incurs or becomes subject to as a result of, arising out of, relating to or in connection with any: (i) breach of, or inaccuracy in, any of the representations or warranties made by Buyer in this Agreement or in any other Transaction Document; and (ii) breach, noncompliance, or non-fulfillment of any covenants or other agreements made by Buyer in this Agreement or in any other Transaction Document.

(b) Buyer Parties shall have no obligation to indemnify the Seller Indemnified Parties pursuant to Section 7.2(a)(i) for any Losses unless and until the aggregate amount of all such Losses incurred or suffered by the Seller Indemnified Parties equals or exceeds an amount equal to the Basket, upon which event the Seller Indemnified Parties shall be entitled to indemnification under Section 7.2(a)(i) for the amount of all Losses from the first dollar, without regard to the Basket; provided, however, that the foregoing limitation shall not apply with respect to any Losses resulting from, arising out of, relating to or in connection with breaches of, or inaccuracies in, the Buyer Fundamental Representations. For the avoidance of doubt, claims for indemnification pursuant to Section 7.2(a)(ii) shall not be subject to the Basket.

(c) Buyer Parties' aggregate Liability in respect of claims for indemnification pursuant to Section 7.2(a)(i) shall not exceed an amount equal to the Cap; provided, however, that the foregoing limitation shall not apply with respect to any Losses resulting from, arising out of, relating to or in connection with breaches of, or inaccuracies in, the Buyer Fundamental Representations, and none of such Losses shall count towards the satisfaction of the Cap. For the avoidance of doubt, claims for indemnification pursuant to Sections 7.2(a)(ii) shall not be subject to the Cap.

7.3 Notice and Defense of Third-Party Claims.

(a) If an Indemnified Party seeks indemnification under this Article 7 with respect to any Proceeding or other claim brought against it by a third party (a "Third-Party Claim"), such Indemnified Party shall promptly give written notice to the Indemnifying Party after receiving written notice of such Third-Party Claim; provided, however, that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay. With respect to any Third-Party Claim that, if adversely determined, would entitle the Indemnified Party to indemnification pursuant to this Article 7, the Indemnifying Party shall be entitled, at its sole cost and expense, (i) to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party's claim for indemnification or (ii) at its option (subject to the limitations set forth below), to assume control of such defense and appoint lead counsel reasonably acceptable to the Indemnified Party; provided, however, that as a condition precedent to the Indemnifying Party's right to assume control of such defense, it must first notify the Indemnified Party in writing within ten (10) days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses (without any limitations) the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim in accordance with the terms of this Agreement (including the limitations set forth in Sections 7.1 and 7.2).

(b) Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that Buyer and its advisors have had had an opportunity to conduct a thorough due diligence investigation concerning the Company and its subsidiaries. In no event shall the Company, any of its Subsidiaries, or any Seller be liable for any damages resulting from any inaccuracy or breach of any representation, warranty, or covenant in this Agreement if, prior to Closing, the Company and/or the Sellers disclosed such facts, events, or conditions to Buyer or if Buyer and/or its advisors had knowledge of the facts, events, or conditions that may constitute or result in such breach.

(c) In the event that (i) the Indemnifying Party does not or fails to elect to assume control of the defense of any Third-Party Claim in the manner set forth in Section 7.3(a), the Indemnified Party may defend against, and may consent to the entry of any judgment or enter into any settlement with respect to, such Third-Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), and the fees and disbursements of the Indemnified Party's counsel shall be at the expense of the Indemnifying Party.

(d) If the Indemnifying Party is controlling the defense of any Third-Party Claim in accordance with Section 7.3(a), the Indemnified Party shall have the right to participate in the defense of such Third-Party Claim with counsel selected by it, subject to the Indemnifying Party's right to control the defense thereof, and the fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, that if (i) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (ii) under applicable standards of professional conduct, a conflict of interest exists between the Indemnifying Party and the Indemnified Party in respect of such Third-Party Claim, then the Indemnifying Party shall be responsible for the fees and expenses of counsel to the Indemnified Party. The Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to, or cease to defend, such Third-Party Claim without the prior written consent of the Indemnified Party.

(e) Irrespective of which Party controls the defense of any Third-Party Claim, the other Parties will, and will cause their respective Affiliates to, reasonably cooperate with the controlling Party in such defense and make available to the controlling Party all witnesses, pertinent records, materials and information in such non-controlling Parties' possession or under its control relating thereto as is reasonably required by the controlling Party. The Parties agree that all communications between any Party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

7.4 Notice of Non-Third-Party Claims. If an Indemnified Party seeks indemnification under this Article 7 with respect to any matter which does not involve a Third-Party Claim, the Indemnified Party shall give written notice to the Indemnifying Party of such claim for indemnification. If the Indemnifying Party does not notify the Indemnified Party in writing within thirty (30) days from its receipt of the indemnity notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have agreed to indemnify the Indemnified Party from and against the entirety of any Losses described in the indemnity notice. If the Indemnifying Party has delivered a written notice to the Indemnified Party within such thirty (30) day period disputing such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute, and, if they are unable to negotiate a resolution after thirty (30) days of such good faith negotiations, such dispute shall be resolved in accordance with Section 9.4.

7.5 Manner of Payment.

(a) All Losses with respect to any indemnification claim made by the Buyer Indemnified Parties pursuant to this Article 7 shall be satisfied, subject to the terms and conditions set forth in this Article 7, (i) first, from the Escrow Account until exhausted pursuant to and in accordance with Section 7.9; and then, (ii) at Buyer's option (in its sole discretion): (A) by setting off against any amounts due and owing to any of the Sellers, by any of the Buyer Indemnified Parties, pro rata as set forth in Section 7.1(c) above; (B) by wire transfer of immediately available funds from the Sellers, pro rata to the portion of the Purchase Price received by each Seller as set forth in Exhibit B to an account designated by Buyer; and/or (iii) any combination thereof.

(b) All Losses with respect to any indemnification claim made by the Seller Indemnified Parties pursuant to this Article 7 shall be satisfied, subject to the terms and conditions set forth in this Article 7, by wire transfer of immediately available funds from Buyer to an account designated by the Sellers' Representative.

(c) Any indemnification payment pursuant to this Article 7 shall be effected within five (5) Business Days after the determination of the amount thereof, whether pursuant to a final judgment, settlement or agreement among the Parties.

7.6 Adjustment to Purchase Price. The Parties agree to treat any indemnification payment received pursuant to this Agreement for all Tax purposes as an adjustment to the Purchase Price to the extent permitted by applicable Laws.

7.7 Survival. All representations and warranties contained in or made pursuant to this Agreement or any other Transaction Document shall survive the execution and delivery of this Agreement or such other Transaction Document and the consummation of the Contemplated Transactions. Notwithstanding anything herein to the contrary, the Sellers will not be liable with respect to any claim for indemnification pursuant to Section 7.1(a)(i), and Buyer will not be liable with respect to any claim for indemnification pursuant to Section 7.2(a)(i) unless written notice of such claim is delivered to the Sellers' Representative (on behalf of the Sellers) or Buyer, as the case may be, prior to the applicable Survival Expiration Date (if any). For purposes of this Agreement, the term "Survival Expiration Date" shall mean with respect to representations and warranties (other than the Buyer Fundamental Representations and the Seller Fundamental Representations), the date that is twenty-four (24) months after the Closing Date. With the Buyer Fundamental Representations and the Seller Fundamental Representations shall survive the Closing indefinitely and shall not have a Survival Expiration Date. The Parties agree that so long as written notice is given on or prior to the Survival Expiration Date (if any) with respect to any such claim, all representations and warranties related to such claim shall continue to survive until such claim is finally resolved.

For the avoidance of doubt, (i) each covenant, agreement, and obligation set forth in this Agreement or in any other Transaction Document shall survive the Closing until fully performed or observed in accordance with its terms, and (ii) this Section 7.7 shall not affect any rights to bring claims after the Survival Expiration Date based on (A) any covenant or agreement of the Parties which contemplates performance after the Closing, (B) the obligations of the Seller under Sections 7.1(a)(ii)-(vii), or (C) the obligations of Buyer under Section 7.2(a)(ii).

7.8 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other equitable remedy that may be available to it and in addition to the right to seek indemnification pursuant to this Article 7) to seek and obtain, without proof of actual damages, (i) a decree or other Order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.

(b) Each Party acknowledges and agrees that (i) it will not oppose any equitable relief or equitable remedy referred to in this Section 7.8 on the grounds that any other remedy is available at law or in equity, and (ii) no Party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any equitable relief or equitable remedy referred to in this Section 7.8 (and it hereby irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument).

7.9 Escrow Release. Subject to the other terms and conditions of this Agreement and (i) the Key Employees remaining at their current positions with the Company for at least twelve (12) months after the Closing Date and (ii) the Company being licensed to operate in in at least fifteen states, including the current states of operation, Florida, Georgia and Texas; on the date that is twelve (12) months after the Closing Date, provided that the Buyer does not change its corporate strategy and resolve not to pursue any of such licenses, in which case the requirement described in clause (ii) shall be deemed satisfied; Buyer Parties shall release to the Sellers' Representative an amount equal to (a) the Escrow Amount minus (b) all amounts that were previously set off against the Escrow Amount pursuant to the terms of this Agreement minus (c) all amounts which are subject to then pending claims for indemnification under this Article 7. For purposes of clause (ii) of the preceding sentence, the Company shall be considered as licensed to operate in a state where, while complying with all licensing requirements, the granting of the license has been delayed for reasons other than in the ordinary course of business outside of the control of Key Employees, including without limitation any delay due to the COVID-19 pandemic or other acts of God.

8. TAX MATTERS

8.1 Cooperation. Following the Closing, the Sellers shall cooperate with Buyer and shall make available (and shall cause to be made available) to Buyer, as reasonably requested, all information, records or documents relating to Tax Liabilities or potential Tax Liabilities with respect to the Company for all periods, and shall preserve all such information, records and documents (to the extent in its control or possession) at least until the expiration of any applicable statute of limitations or extensions thereof. The Sellers further agree, upon request of Buyer, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Taxes that could be imposed on Buyer or the Company (including with respect to the Contemplated Transactions).

8.2 Transfer Taxes. All Transfer Taxes incurred in connection with the Contemplated Transactions shall be paid by the Sellers when due, and all necessary Tax Returns and other documentation with respect to such Transfer Taxes shall be prepared and filed by the Party required to file such Tax Returns under applicable Laws.

8.3 Preparation of Tax Returns.

(a) The Sellers (or its Representative) shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company for all Tax periods that end on or prior to the Closing Date ("Pre-Closing Tax Periods") and that are filed after the Closing Date ("Pre-Closing Tax Returns"). All such Pre-Closing Tax Returns shall be prepared in a manner that is consistent with the past practice of the Company unless contrary to applicable Law.

(b) Buyer will cause the Company to prepare and file on a timely basis all Tax Returns ("Straddle Period Tax Returns") for Tax periods beginning before and ending after the Closing Date ("Straddle Periods"). All such Straddle Period Tax Returns shall be filed in accordance with the past practices of the Company unless contrary to applicable Law. Buyer will provide such Straddle Period Tax Returns to the Sellers' Representative for review and comment at least thirty (30) days prior to their filing due date (including extensions). Buyer shall incorporate all reasonable comments received from the Sellers' Representative within ten (10) days after drafts of such Straddle Period Tax Returns are provided to the Sellers' Representative for review; provided, however, that if Buyer does not agree with any such comment, the dispute shall be referred to the Accounting Firm for binding resolution.

(c) Buyer shall cause the Tax year of the Company to close as of the end of the Closing Date for U.S. federal and applicable state, local, and foreign income tax purposes (to the extent permitted by applicable Law) by including the Company on Buyer's consolidated Tax Return after the Closing Date.

8.4 Tax Apportionment. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date will be (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable if the taxable period ended as of 12:01 a.m. ET on the Closing Date; provided, however, that all exemptions, allowances, or deductions for the Straddle Period which are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated in proportion to the number of days in each period; and (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Company, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

8.5 Audits and Claims.

(a) The Sellers' Representative shall have the right to control the conduct of any audit, examination, investigation or administrative, court or other Proceeding related to Taxes of the Company for any Pre-Closing Tax Period, other than a Straddle Period ("Pre-Closing Tax Proceeding"). Buyer shall be entitled to attend and participate in any such Pre-Closing Tax Proceeding at its sole cost and expense and shall be permitted to receive copies of any pleadings, correspondence, and other documents as Buyer may reasonably request. Buyer shall have the right to consent to any settlement related to a Pre-Closing Tax Proceeding if such settlement could increase the Taxes of the Company, Buyer or any Affiliate thereof for any period (or portion thereof) beginning on or after the Closing Date, with such consent not to be unreasonably withheld. Any dispute with respect thereto shall be referred to the Accounting Firm for binding resolution.

(b) Buyer shall have the right to control the conduct of any audit, examination, investigation or administrative, court or other Proceeding related to Taxes of the Company for any Straddle Period ("Straddle Period Tax Proceeding"). The Sellers' Representative shall be entitled to attend and participate in any such Straddle Period Tax Proceeding at its sole cost and expense and shall be permitted to receive copies of any pleadings, correspondence, and other documents as the Sellers' Representative may reasonably request. The Sellers' Representative shall have the right to consent to any settlement related to a Straddle Period Tax Proceeding if the Sellers' Representative is obligated to indemnify Buyer with respect thereto in accordance with the provisions hereof, with such consent not to be unreasonably withheld. Any dispute with respect thereto shall be referred to the Accounting Firm for binding resolution.

(c) In the event of a conflict between the provisions of this Section 8.5 and the provisions of Section 7.3, the provisions of this Section 8.5 shall control.

9. GENERAL.

9.1 Notice. Any notice, demand or communication required, permitted, or desired to be given hereunder must be in writing and shall be deemed effectively given when personally delivered, when received (or delivery is refused) by email, overnight courier, or United States mail, with postage prepaid thereon, certified or registered mail, return receipt requested, addressed as follows:

If to the Sellers or its
Representative:	[Redacted - Contact Information]

With copy (which
shall not constitute notice) to:	[Redacted - Contact Information]

If to Key Employees:	[Redacted - Contact Information]

If to Buyer or
the Company:	[Redacted - Contact Information]

With copy (which
shall not constitute notice) to:	[Redacted - Contact Information]

And to:

[Redacted - Contact Information]

or to such other address, and to the attention of such other Person or officer as any Party may designate.

9.2 Legal Fees and Costs of Disputes. In the event a Party incurs legal expenses to enforce or interpret any provision of this Agreement or any other Transaction Document by mediation, arbitration or judicial means, the prevailing Party will be entitled to recover such legal expenses, including attorney's fees, costs and necessary disbursements, in addition to any other relief to which such Party shall be entitled.

9.3 Benefit; Assignment; Delegation. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and permitted assigns and delegates. No Party may assign any of its rights hereunder or delegate any of its duties hereunder without the prior written consent of the other Parties; provided, however, that Buyer, without the prior consent of the Sellers and/or the Company, may assign any of its rights hereunder or delegate any of its duties hereunder to Buyer's Affiliates, or, for collateral security purposes, to Persons providing financing to Buyer or its Affiliates, but in such event, Buyer shall be required to remain obligated hereunder in the same manner as if such assignment or delegation had not been effected.

9.4 Choice of Law.

(a) The Parties agree that this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflicts of law provision or rule thereof that would result in the application of the applicable Laws of any other jurisdiction.

(b) Any action or proceeding seeking to enforce any provision, or based on any right arising out of, or to interpret any provision of, this Agreement or the other Transaction Documents may be brought against any of the parties in the state and federal courts located in or for Wilmington, Delaware, and each of the Parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

9.5 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HERETO HEREBY WAIVE, AND COVENANT THAT THEY SHALL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE CONTEMPLATED TRANSACTIONS, OR THE NEGOTIATION, TERMS, OR PERFORMANCE HEREOF OR THEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO. THE PARTIES HERETO FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING AND ANY SUCH PROCEEDING SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

9.6 Legal Advice and Reliance. Except as expressly provided in this Agreement, none of the Parties (nor any of the Parties' respective Representatives) has made or is making any representations to any other Party (or to any other Party's Representatives) concerning the consequences of the Contemplated Transactions under applicable Laws, including Tax-related Laws. Except for the representations and warranties made in this Agreement and the other Transaction Documents, each Party has relied solely upon the Tax and other advice of its own Representatives engaged by such Party and not on any such advice provided by any other Party.

9.7 Reproduction of Documents. This Agreement and the other Transaction Documents, including (a) consents, waivers and modifications which may hereafter be executed, (b) the documents delivered at the Closing, and (c) financial statements, certificates and other information previously or hereafter furnished to any of the Sellers or Buyer, may, subject to the provisions of Section 6.3, be reproduced by any of the Sellers and Buyer by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process, and such Sellers and Buyer may destroy any original documents so reproduced. The Sellers and Buyer agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial, arbitral or administrative Proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Sellers or Buyer in the ordinary course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

9.8 Cost of Transaction. Except as otherwise provided herein, the Parties agree as follows:

(a) The Sellers will pay the fees, expenses and disbursements of the Sellers, each of the Company and their respective Representatives incurred in connection with the subject matter hereof and any amendments hereto; and

(b) Buyer will pay the fees, expenses and disbursements of Buyer and its Representatives incurred in connection with the subject matter hereof and any amendments hereto.

9.9 Waiver of Breach. The waiver by any Party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to constitute, a waiver of any subsequent breach of the same or other provision hereof.

9.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of Buyer or any of the Sellers under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.11 No Inferences; Sophisticated Parties. Each Party acknowledges and agrees to the following: (a) all of the Parties are sophisticated and represented by experienced transactional counsel in the negotiation and preparation of this Agreement; (b) this Agreement is the result of lengthy and extensive negotiations between the Parties and an equal amount of drafting by all Parties; (c) this Agreement embodies the justifiable expectations of sophisticated parties derived from arm's-length negotiations; and (d) no inference in favor of, or against, any Party shall be drawn from the fact that any portion of this Agreement has been drafted by or on behalf of such Party.

9.12 Divisions and Headings of this Agreement. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

9.13 No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of Buyer, the Company, the Sellers, the Seller Indemnified Parties with respect to Article 7, the Buyer Indemnified Parties with respect to Article 7, the Lenders with respect to Section 2.4 and such parties' respective permitted successors, assigns, or delegates, and it is not the intention of the Parties to confer, and, this Agreement shall not confer, third-party beneficiary rights upon any other Person.

9.14 Non-Recourse. With respect to Buyer, this Agreement may only be enforced against, and any actions that may be based upon, arise out of, or relate to this Agreement, the other Transaction Documents or the negotiation, execution, or performance of this Agreement, the other Transaction Documents or the Contemplated Transactions, may only be made against Buyer as a party to this Agreement in its capacity as such and no former, current, or future equityholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents, or Affiliates of Buyer or any former, current, or future direct or indirect equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent, or Affiliate of any of the foregoing (each, a "Non-Recourse Party") shall have any Liability for any obligations or Liabilities of Buyer under this Agreement, the other Transaction Documents or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Contemplated Transactions or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement or the other Transaction Documents against, make any claims for breach of this Agreement or the other Transaction Documents against, or seek to recover monetary damages from, any Non-Recourse Party.

9.15 Entire Agreement; Amendment. This Agreement (together with the other Transaction Documents) represent the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior or contemporaneous oral or written understandings, negotiations, letters of intent or agreements between the Parties. This Agreement (together with the other Transaction Documents) is intended as a complete integration of the agreement of the Parties. No modifications of, amendments to, or waivers of any rights or duties under this Agreement shall be valid or enforceable unless and until made in writing and signed by all Parties.

9.16 Multiple Counterparts. This Agreement may be executed in any number of counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument. The facsimile signature of any Party or other Person to this Agreement or any other Transaction Document or a PDF copy of the signature of any Party or other Person to this Agreement or any other Transaction Document delivered by electronic mail for purposes of execution or otherwise, is to be considered to have the same binding effect as the delivery of an original signature on an original contract.

9.17 Interpretation. In this Agreement, unless the context otherwise requires:

(a) references to this Agreement are references to this Agreement and to the Exhibits and Schedules attached or delivered with respect hereto or expressly incorporated herein by reference;

(b) each Schedule and Exhibit is hereby incorporated by reference into this Agreement and will be considered a part hereof as if set forth herein in full;

(c) references to "Articles" and "Sections" are references to articles and sections of this Agreement;

(d) references to any Party shall include references to its respective successors and permitted assigns and delegates;

(e) the terms "hereof," "herein," "hereby," and derivative or similar words refer to this entire Agreement;

(f) references to any agreement (including this Agreement) are references to that agreement as amended, consolidated, supplemented, novated or replaced in accordance with the terms and conditions therein from time to time;

(g) unless the context requires otherwise, references to any Law are references to that Law as of the Closing Date, and shall also refer to all rules and regulations promulgated thereunder;

(h) the word "including" (and all derivations thereof) means "including, without limitation," and any lists or examples following the word "including" or the phrase "including, without limitation," are intended to be non-exclusive examples solely for the purpose of illustration and without the intention of limiting the text preceding such lists or examples;

(i) references to time are references to Eastern Standard Time or Eastern Daylight Time (as in effect on the applicable day) unless otherwise specified herein;

(j) the gender of all words herein include the masculine, feminine and neuter, and the number of all words herein include the singular and plural;

(k) the provisions of this Agreement shall be interpreted in such a manner so as not to inequitably benefit or burden any Party through "double counting" of assets or Liabilities or failing to recognize benefits that may result from any matters that impose losses or burdens on any Party, including in connection with (i) the determination of the adjustments contemplated by Section 2.5; and (ii) the calculation of Losses;

(l) the terms "date hereof," and similar terms shall mean the Closing Date;

(m) the phrases "the Company has delivered," "the Company has provided," "the Company has made available", "the Data Room contains" and phrases of similar import shall mean that, not less than two (2) Business Days prior to the date hereof, a copy of the document or information in question was posted to the Google Drive data room titled "DD" (the "Data Room");

(n) references to the "ordinary course of business" shall mean the ordinary course of business consistent with past practice, including with regard to the nature, quantity, timing, duration, frequency and magnitude;

(o) if any provision of this Agreement requires a Party to obtain the consent of another Party, such consent may be withheld or conditioned in the requested Party's sole and absolute discretion unless otherwise expressly provided herein; and

(p) each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

9.18 Appointment of the Sellers' Representative.

(a) Each Seller hereby appoints LAB305 LLC, and LAB305 LLC hereby accepts such appointment, as its, his or her representative, attorney-in-fact and agent (the "Sellers' Representative"), with full power and substitution, to act for and on behalf of such Seller for purposes of the Contemplated Transactions in accordance with the terms and provisions of this Agreement and the other Transaction Documents and with respect to such other actions on behalf of such Seller as it, he or she may deem necessary, appropriate or desirable in connection with the consummation of the Contemplated Transactions, the final determination of the Cash Proceeds in accordance with Section 2.5 or any indemnification claims, including (i) accepting service of process on such Seller, (ii) executing and delivering the Transaction Documents and negotiating and executing such amendments, modifications, waivers or changes to this Agreement and the other Transaction Documents as to which the Sellers' Representative, in his sole discretion, shall have consented, (iii) receiving or providing notices on behalf of the Sellers with respect to any matter arising out of or relating to this Agreement or any other Transaction Document or the Contemplated Transactions, (iv) taking all actions and making all filings on behalf of such Seller with any Governmental Authority or other Person necessary to effect the consummation of the Contemplated Transactions, (v) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to and otherwise administering and handling any claims under this Agreement and the other Transaction Documents on behalf of such Seller (including with respect to the final determination of the Cash Proceeds in accordance with Section 2.5), (vi) interpreting all terms of this Agreement, (vii) instituting, prosecuting and/or defending any lawsuits, (viii) satisfying from any amounts otherwise distributable to the Sellers all costs, expenses and/or liabilities incurred by the Sellers' Representative in his capacity as such on behalf of the Sellers and otherwise in accordance with this Agreement and/or the other Transaction Documents, (ix) in connection with any of the foregoing actions, engaging and hiring accountants, auditors, appraisers, legal counsel and other legal and financial experts as may be necessary and appropriate to properly discharge the Sellers' Representative's duties and obligations hereunder and under each other Transaction Document and (x) taking all other actions that are either necessary, appropriate or desirable in the sole judgment of the Sellers' Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement or any other Transaction Document. The appointment of the Sellers' Representative as each Seller's attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person to represent such Seller with regard to this Agreement and each other Transaction Document. The Sellers' Representative is the sole and exclusive representative of each Seller Party for any purpose provided for by this Agreement.

(b) A decision, act, consent or instruction of the Sellers (or its Representative) hereunder shall constitute a decision, act, consent or instruction of all Sellers and shall be final, binding and conclusive upon each Seller, and the Company and Buyer may rely upon any such decision, act, consent or instruction of the Sellers' Representative as being the decision, act, consent or instruction of each and every such Seller. The Company and Buyer shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers' Representative.

(c) In all questions arising under this Agreement or any other Transaction Document the Sellers' Representative may rely on the advice of outside counsel, and the Sellers' Representative shall not be liable to any Seller for anything done, omitted or suffered in good faith by the Sellers' Representative based on such advice. No provision of this Agreement or any Transaction Document shall require the Sellers' Representative to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges under this Agreement or any Transaction Document on behalf of any Seller (other than the Sellers' Representative in his capacity as a Seller).

(d) Each Seller shall severally, but not jointly in the manner as set forth in Section 7.1(c) above indemnify the Sellers' Representative and hold the Sellers' Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Sellers' Representative and arising out of or in connection with the acceptance or administration of the Sellers' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by the Sellers' Representative. All fees and expenses incurred by the Sellers' Representative in performing his duties shall be borne by the Sellers and shall be paid first out of any escrow and/or holdback amounts otherwise distributable to the Sellers, and, second, directly from the Sellers. Notwithstanding anything herein to the contrary, each Seller hereby authorizes the Sellers' Representative, on behalf of such Seller, to direct Buyer to distribute to the Sellers' Representative all or any portion of any amounts that would otherwise be payable to any Seller under this Agreement, or to retain all or any portion of any amounts that would otherwise be paid to the Sellers' Representative under this Agreement for further distribution to any of the Sellers, in each case, as determined by the Sellers' Representative, in his sole discretion, to be necessary, appropriate or desirable.

(e) The Sellers' Representative is not providing any investment supervision, recommendations or advice. The Sellers' Representative, in his capacity as the Sellers' Representative, shall not be compensated for his efforts under this Agreement unless otherwise approved by the Sellers.

(f) The immunities and rights to indemnification set forth in this Section 9.18 shall survive the Closing. The Sellers' Representative shall be entitled to (i) rely upon any signature of any Seller believed by him to be genuine, and (ii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Seller or any other Person. The grant of authority provided for herein (A) is coupled with an interest and shall be irrevocable by any Seller and survive the death, incompetency, bankruptcy or liquidation of any Seller, and (B) shall survive the delivery of an assignment by any Seller of the whole or any fraction of his interest in any post-Closing consideration. The provisions of this Section 9.18 shall be binding upon the executors, heirs, successors and assigns of each Seller, and any references in this Agreement to any Seller or the Sellers shall mean and include the successors to such Sellers' rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(g) If LAB305 LLC becomes unable to serve as the Sellers' Representative, then such other Person or Persons as may be designated by a majority of the Sellers shall succeed as the Sellers' Representative.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

COMPANY:	EXPETITLE, INC.

By: /s/ Sean Daly
Name: Sean Daly
Title: Chief Executive Officer

BUYER:	REAL BROKER LLC

By: /s/ Tamir Poleg
Name: Tamir Poleg
Title: Chief Executive Officer

REAL:	THE REAL BROKERAGE INC.

By: /s/ Tamir Poleg
Name: Tamir Poleg
Title: Chief Executive Officer

SELLERS' REPRESENTATIVE:	LAB305 LLC

By: /s/ Thomas Wenrich
Name: Thomas Wenrich
Title: Manager

SELLERS:

DARWIN VENTURES

By: /s/ Pablo Vicuña
Name: Pablo Andres Vicuña Tuper
Title: Manager

[Signature Page to Stock Purchase Agreement]

FONDO DE INVERSIÓN PRIVADO BEAGLE I

By: /s/ Cristian Letelier Braun

Name: Cristian Letelier Braun

Title: Director

By: /s/ Fernando Edwards

Name: Fernando Edwards Alcalde

Title: Director

[Signature Page to Stock Purchase Agreement]

Appendix A

Definitions; Interpretations

"1933 Act" means the Securities Act of 1933, as amended.

"Accounting Firm" is defined in Section 2.6(c).

"Additional Considerations" is defined in Section 2.5.

"Affiliate" means, as to the Person in question, any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question and any successors or assigns of such Person. For purposes of this definition, "control" means possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person whether through ownership of voting securities, by Contract, or otherwise.

"Agreement" is defined in the Preamble to this Agreement.

"Approval" means any approval, authorization, consent, notice, qualification or registration, or any extension, modification, amendment or waiver of any of the foregoing, of or from, or any notice, statement, filing or other communication to be filed with or delivered to, any Governmental Authority or any other Person.

"Balance Sheet Date" means September 30, 2021.

"Basket" is defined in Section 7.1(b).

"Books and Records" means originals, or where not available, copies (including in electronic format), of books and records maintained in connection with the Company or the Business, including books and records relating to books of account, ledgers and general financial accounting records, personnel records, machinery and equipment maintenance files, vendor and customer lists, price lists, distribution lists, supplier lists, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records, strategic plans, marketing plans, internal financial statements and marketing and promotional surveys, pricing and cost information, material and research that relate to the Company or the Business, processes for new business development, proposals, prospects, and potential customer lists.

"Business" is defined in the Recitals to this Agreement.

"Business Day" means any day except Saturday, Sunday and any day which is a legal holiday in the State of Florida.

"Business Offerings" means any products or services designed, developed, offered, provided, licensed or otherwise distributed by or for the Company or any Company Affiliate related to the Business, or that the Company or any Company Affiliate intends to offer for license, provide, or otherwise distribute in connection with the Business, including any products or service offerings under development that form the basis, in whole or in part, of any revenue or business projection provided to Buyer.

"Buyer" is defined in the Preamble to this Agreement.

"Buyer Fundamental Representations" means, collectively, the representations and warranties set forth in Section 5.1 (Organization; Capacity), and Section 5.2 (Authority; Non-contravention; Binding Agreement).

"Buyer Indemnified Parties" is defined in Section 7.1(a).

"Cap" is defined in Section 7.1(c).

"CARES Act" means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as signed into law by the President of the United States on March 27, 2020, together with all rules and regulations and guidance issued by any Governmental Authority with respect thereto.

"Cash" means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP.

"Cash Proceeds" means (a) Eight Million Two Hundred and Thirty-Two Thousand Dollars ($8,232,000), minus (b) the amount, if any, by which the Closing Working Capital is less than the Working Capital Target, plus (c) the amount, if any, by which Closing Working Capital is greater than the Working Capital Target, minus (d) Closing Indebtedness, and minus (e) Closing Seller Transaction Expenses.

"Closing" is defined in Section 3.1.

"Closing Date" is defined in the preamble to this Agreement.

"Closing Indebtedness" means the Indebtedness of the Company and any other Indebtedness secured by the assets of the Company or the Business, in each case, as of the Closing. For the avoidance of doubt, "Closing Indebtedness" shall exclude any Seller Transaction Expenses and any liabilities included in the calculation of the Closing Working Capital.

"Closing Payment Excess Amount" is defined in Section 2.6(f).

"Closing Payment Shortfall Amount" is defined in Section 2.6(e).

"Closing Seller Transaction Expenses" means the Seller Transaction Expenses as of the Closing.

"Closing Statement" is defined in Section 2.6(a).

"Closing Working Capital" means Working Capital as of immediately prior to the Effective Time.

"COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, the Public Health Service Act, codified as 42 USC §§ 300bb-1 through 300bb-8, and any similar state or federal continuation of coverage Laws.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Company" is defined in the Preamble to this Agreement.

"Company Affiliate" means any Affiliate of the Company.

"Company Employees" means the employees of the Company or any Company Affiliate who (a) works at the Business, or (b) otherwise provide services to the Business.

"Company Intellectual Property" means any and all Intellectual Property, to the extent used or held for use in, or otherwise relating to, the Business that is owned or purported to be owned or licensed or purported to be licensed, in whole or in part, by or to the Company.

"Confidential Information" means all information (whether or not specifically identified as confidential), in any form or medium that relates to the Company or the Business, including: (a) internal business information related to the Company or the Business (including, information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company or the Business; (c) any confidential or proprietary information of any third party that the Company has a duty to maintain confidentiality of, or use only for certain limited purposes; (d) industry research compiled by, or on behalf of the Business, the Company, or any Company Affiliate, including, identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, the Company or any Company Affiliate; (e) compilations of data and analyses, processes, methods, track and performance records, data and data bases relating thereto; (f) information related to the Company Intellectual Property and updates of any of the foregoing; and (g) information obtained in connection with Section 7.3 during the prosecution or defense of any Third- Party Claim; provided, however, that Confidential Information shall not include any information that has become generally known to and widely available for use within the industry other than as a result of the acts or omissions of any of the Sellers or a Person that any Seller has any direct control over.

"Contemplated Transactions" means, collectively, the transactions contemplated by, or related to, this Agreement, including (a) the sale and purchase of the Purchased Interests, and (b) the execution, delivery and performance of this Agreement and the other Transaction Documents.

"Contract" means any legally binding oral or written commitment, promise, contract, lease, sublease, license, sublicense, guaranty, indenture, occupancy or other agreement or arrangement of any kind (and all amendments, side letters, modifications and supplements thereto).

"Copyrights" means all copyrights, whether in published or unpublished works, which include literary works, and any other original works of authorship fixed in any tangible medium of expression (including nutritional and weight loss manuals and written programs); Software, web site and online application content; rights to compilations, collective works and derivative works of any of the foregoing; and registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.

"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

"COVID-19 Measures" means any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the CARES Act.

"COVID-19 Relief Program" means any program authorized or promulgated by a Governmental Authority in response to or in connection with COVID-19, including the Paycheck Protection Program, or any other Law or program enacted in response to or in connection with COVID-19, including the CARES Act and subsequent or related legislation and amendments, any current or future regulations or official interpretations thereof and any current or future guidance and rules published by the U.S. Small Business Administration or any other Governmental Authority administering such.

"Customer Contracts" means all Contracts for the provision of services by the Company or otherwise between the Company, on the one hand, and any of the Company's customers, clients or users, on the other hand.

"Data Room" is defined in Section 9.17(m).

"Disclosed Permits" is defined in Section 4.6(a).

"Domain Names" means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet, rights in social media accounts and social media pages, and all applications for any of the foregoing.

"Effective Time" is defined in Section 3.1.

"Encumbrance" means any claim, charge, easement, servitude, assessment, encumbrance, encroachment, defect in title, security interest, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention, lease, sublease, option, right of first refusal or first offer, lien, hypothecation, pledge, restriction or other similar arrangement or interest in real or personal property, whether imposed by Contract, Law, equity or otherwise.

"Environmental Condition" means any event, circumstance or conditions related in any manner whatsoever to: (a) the current or past presence or spill, emission, discharge, disposal, release or threatened release of any hazardous, infectious or toxic substance or waste (each term as defined by any applicable Environmental Laws) or any chemicals, pollutants, petroleum, petroleum products or oil, infectious waste material, medical waste, human tissue, syringes, needles, any material contaminated with bodily fluids of any type, character or nature, friable asbestos, or toxic mold (collectively, "Hazardous Materials"), into the environment; (b) the on-site or off-site treatment, storage, disposal or other handling of any Hazardous Material originating on or from the Business or any portion of the Real Property; (c) the placement of structures or materials into waters of the United States; (d) the presence of any Hazardous Materials in any building, structure or workplace or on any portion of the Real Property; or (e) any violation of Environmental Laws at or on any portion of the Real Property or arising from the activities of the Company, any Company Affiliate, or any other Person at the facilities of the Business involving Hazardous Materials.

"Environmental Laws" means all Laws relating to pollution, the environment or human health and safety (including worker health and safety), including the Comprehensive Environmental Recovery, Compensation, and Liability Act, as amended, 42 U.S.C. § 6901, et seq., the Clean Air Act, 42 U.S.C. § 7401; OSHA; and all other Laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, chemicals, pesticides, or industrial, infectious, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or otherwise relating to the processing, generation, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, infectious, toxic, or hazardous substances or wastes.

"Equity Interest" means any share, capital stock, partnership interest, membership interest, limited liability company interest, joint venture interest or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

"ERISA" is defined in Section 4.14(a).

"ERISA Controlled Group" is defined in Section 4.14(b).

"Estimated Closing Statement" is defined in Section 2.3.

"Estimated Purchase Price" is defined in Section 2.3.

"Estimated Seller Transaction Expenses" is defined in Section 2.3.

"Estimated Working Capital" is defined in Section 2.3.

"Exhibits" means the exhibits to this Agreement.

"Final and Binding" means, with respect to any calculation or determination, that such calculation or determination shall have the same preclusive effect for all purposes as if such calculation or determination had been embodied in a final judgment, no longer subject to appeal, entered by a court of competent jurisdiction.

"Final Resolution Date" means the earliest to occur of (a) thirty (30) days after delivery of the Closing Statement if a Post-Closing Notice of Disagreement is not timely received by Buyer in accordance with Section 2.6(b); (b) the date Buyer and the Sellers' Representative resolve in writing all differences they have with respect to the matters specified in a Post-Closing Notice of Disagreement, if timely received by Buyer in accordance with Section 2.6(b); or (c) the date all disputed matters set forth in a Post-Closing Notice of Disagreement, if timely received by Buyer in accordance with Section 2.5(b), are finally resolved in writing by the Accounting Firm in accordance with Section 2.6(c).

"FLSA" is defined in Section 4.15(a).

"GAAP" means United States generally accepted accounting principles and practices as in effect from time to time.

"Governing Documents" means, with respect to a particular Person, (i) if a corporation, the articles or certificate of incorporation and bylaws, (ii) if a general partnership, the partnership agreement and any statement of partnership, (iii) if a limited partnership, the limited partnership agreement and certificate of limited partnership, (iv) if a limited liability company, the articles or certificate of organization or formation and any limited liability company or operating agreement, (v) if another type of Person, all other charter, trust and similar documents adopted or filed in connection with the creation, governance, management or operation of the Person, (vi) all equityholders' agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements and other agreements and documents relating either to the creation, governance, management or operation of any Person or to the rights, duties and obligations of such Person's equityholders and (vii) all amendments or supplements to any of the foregoing.

"Governmental Authority" means any government or any agency, bureau, board, directorate, commission, court, department, official, political subdivision, tribunal, special district or other instrumentality of any government, whether federal, state or local, domestic or foreign, and any self- regulatory organization.

"Hazardous Materials" is defined in the definition of Environmental Condition.

"Historical Financial Information" is defined in Section 4.5(a).

"Escrow Amount" means Eight Hundred Thousand Dollars ($800,000).

"Immigration Act" means the Immigration Reform and Control Act of 1986.

"Indebtedness" of a Person means, at a particular time, without duplication, determined on an aggregate basis, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums and penalties payable as a result of the consummation of the Contemplated Transactions) arising under any obligations of such Person consisting of: (a) any obligations under any indebtedness for borrowed money, (b) any obligations evidenced by any note, bond, debenture or other debt security or instrument, (c) any obligations under conditional sale or other title retention agreements, (d) any obligations with respect to capitalized leases required to be reflected on a balance sheet prepared in accordance with GAAP, (e) any obligations under interest rate or currency swap transactions, including termination obligations, (f) any amounts owed with respect to amounts drawn upon letters of credit issued for the account of such Person, (g) all payroll Taxes of the Company, the payment of which were deferred under the CARES Act or any Payroll Tax Executive Order (without duplication for any amount included in the computation of Seller Transaction Expenses or otherwise previously satisfied), (h) any loan or advance under, guaranteed, amended or made available in connection with any COVID-19 Relief Program, (i) any obligations with respect to current Taxes (without duplication for any amount included in the computation of Seller Transaction Expenses or otherwise previously included in the final determination of Cash Proceeds), (j) any obligation secured by an Encumbrance on such Person's assets or properties, other than obligations secured by a Permitted Encumbrance, (k) all obligations for, or with respect to, change in control payments, retention payments or severance payments (including, for the avoidance of any doubt, any related to payroll Taxes) pursuant to Contracts of such Person in existence as of the Closing Date and due as of the Closing or in connection with the Contemplated Transactions, (l) any obligations under any earn out or other arrangement for the deferral of purchase price of any business, (m) unpaid Taxes imposed on such Person for such Person's share of any payroll or similar Taxes (including, for the avoidance of doubt, employment, social security contributions, Medicare and employee and employer national insurance contributions) incurred as a result of any payments made in connection with the Contemplated Transactions, and (n) any guarantees or similar arrangements by such Person of the obligations described in clauses (a)-(m) of any other Person.

"Indemnified Party" means a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be, seeking indemnification pursuant to Article 7.

"Indemnifying Party" means a Party from whom indemnification is sought pursuant to Article 7. For the avoidance of doubt, to the extent the Indemnifying Party is any of the Sellers, any notices that must be provided to such Seller or group of Sellers under this Agreement shall instead be provided to the Sellers' Representative.

"Information Technology Systems" means all information technology systems, Software, computers, workstations, databases, routers, hubs, switches, networks and other information technology equipment used or held for use in, or otherwise relating to, the Business.

"Insurance Policies" is defined in Section 4.13.

"Intellectual Property" means any and all of the following, and rights in, arising out of, or associated therewith, throughout the world: Copyrights, Domain Names, Patents, Trademarks and Trade Secrets, the right to use the names and likenesses of natural persons and publicity and privacy rights generally, any other proprietary rights now known or hereafter recognized in any jurisdiction worldwide, copies and tangible embodiments thereof (in whatever form or medium), and the right to sue and recover damages or other remedies for past, present and future infringement, misappropriation, dilution, or other violation thereof.

"Intellectual Property Contracts" means all Contracts (including licenses, development agreements, transfer agreements, indemnification agreements, co-existence agreements, and covenants not to sue) that relate to Intellectual Property, including any Contracts: (a) under which the Company has granted or agreed to grant to any other Person any license, covenant, release, immunity or other right that applies to any of the Company Intellectual Property (including any source code escrow agreements); or (b) under which any other Person has granted or agreed to grant to the Company any license, covenant, release, immunity or other right with respect to Intellectual Property rights or technology.

"Inventory" means all usable inventory and supplies used or held for use in, or otherwise relating to, the Business.

"IRS" means the Internal Revenue Service.

"Key Employees" means Sean Daly and Christopher Mastrangelo.

"Key Employee Covenant Agreements" is defined in Section 3.2(j).

"Key Employee Employment Agreements" is defined in Section 3.2(c).

"Knowledge of Buyer" means the actual knowledge after due inquiry of the Buyer.

"Knowledge of Seller" means the actual knowledge after due inquiry of the Sellers.

"Law" means any constitutional provision, statute, law, rule, regulation, code, ordinance, accreditation standard, resolution, Order, ruling, promulgation, policy, treaty directive, interpretation, or guideline adopted or issued by any Governmental Authority.

"Leased Real Property" means all real property leased, subleased or licensed to, or for which a right to use, possess or occupy has been granted to, the Company or any Company Affiliate and used or held for use in, or otherwise relating to, the Business, together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located on such real property.

"Lender" means any lender, prospective lender, note purchaser, prospective note purchaser, lead arranger, arranger, agent or other representative of or to Buyer or any of its Affiliates.

"Liability" means any liability, Encumbrance, Indebtedness, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other Losses (including loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute, fixed, or contingent, accrued or unaccrued, liquidated or unliquidated, recorded or unrecorded, due or to become due or otherwise, and regardless of when asserted.

"Losses" means any and all losses, Liabilities, costs, damages (including lost profits, multiplied damages, diminution of value, consequential damages, special damages, incidental damages or other unforeseen damages) or expenses, whether or not arising from or in connection with any Third-Party Claims (including interest, penalties, reasonable attorneys', consultants' and experts' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing).

"Malicious Code" means any virus, trojan horse, worm, ransom ware, back door, time bomb, drop dead device or other software routines or hardware components designed to permit unauthorized access, to disable, erase or otherwise harm Software, hardware or data, or to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.

"Material Adverse Effect" means any change, fact, circumstance, occurrence, event, effect or condition that, individually or in the aggregate with all other changes, facts, circumstances, occurrences, events, effects or conditions, directly or indirectly, results in, or could reasonably be expected to result in, a material adverse effect on (a) the ability of the Company or the Sellers to consummate the Contemplated Transactions or (b) the business, operation, condition (financial or otherwise), results of operations, prospects, assets or Liabilities of the Company, the Business or the Real Property.

"Material Contracts" is defined in Section 4.10(a).

"Non-Recourse Party" is defined in Section 9.14.

"Open Source Code" shall mean any software code that is distributed as "free software" or "open source software" or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

"Order" means any judgment, order, writ, injunction, decree, determination, or award of any Governmental Authority.

"OSHA" means the Occupational Safety and Health Act, 29 U.S.C. § 600, et seq.

"Ownership Percentage" means, with respect to each Seller, a fraction expressed as a percentage, the numerator of which is the Purchased Interests held by such Seller immediately prior to the Closing and the denominator of which is the total Purchased Interests held by all of the Sellers.

"Paid Time Off" means Company Employees' accrued vacation, sick, holiday or other paid time off and related Taxes and other payroll obligations.

"Parties" is defined in the Preamble to this Agreement.

"Patents" means all inventions (whether or not patentable and whether or not reduced to practice), patents, industrial and utility models, industrial designs, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, reexaminations or equivalents or counterparts of any of the foregoing.

"Paycheck Protection Program" means the Paycheck Protection Program available to certain eligible applicants pursuant to Section 1102 and 1106 of the CARES Act, including any rules or regulations promulgated thereunder and, in each case, as amended from time to time.

"Payroll Tax Executive Order" means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

"Permit" means any permit, license, certificate, certificate of need, supplier or provider number, authorization, certificate of occupancy, franchise, concession, ratification, permission, clearance, confirmation, endorsement, waiver, certification, accreditation, designation, rating, registration, qualification or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

"Permitted Encumbrances" means statutory liens for real property Taxes not due and payable on or before the Effective Time.

"Person" means an individual, association, corporation, limited liability company, partnership, limited liability partnership, trust, Governmental Authority or any other entity or organization.

"Personal Property" means all tangible and intangible personal property used or held for use in, or otherwise relating to, the Business, including all equipment, office supplies, computer hardware and data processing equipment, furniture, fixtures, machinery, vehicles, office furnishings, instruments, leasehold improvements, telephones, telephone numbers, keys, security access cards and other tangible personal property used or held for use in, or otherwise relating to, the Business and, all rights in all warranties of any manufacturer, vendor, or other Person with respect thereto.

"Plans" is defined in Section 4.14(a).

"Post-Closing Notice of Disagreement" is defined in Section 2.6(b).

"Pre-Closing Tax Periods" is defined in Section 8.3(a).

"Pre-Closing Tax Proceeding" is defined in Section 8.5(a).

"Pre-Closing Tax Returns" is defined in Section 8.3(a).

"Proceeding" means any action, cause of action, arbitration, charge, claim, complaint, demand, dispute, audit, grievance, hearing, inquiry, investigation, self-disclosure, litigation, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator, whether at Law or in equity.

"Proposed Closing Seller Transaction Expenses" is defined in Section 2.6(a).

"Proposed Closing Working Capital" is defined in Section 2.6(a).

"Pro Rata Share" means, with respect to each Seller, (i) the applicable amount multiplied by (ii) his or her Ownership Percentage.

"Purchase Price" is defined in Section 2.2.

"Purchased Interests" is defined in the Recitals to this Agreement.

"Releasing Party" is defined in Section 6.4.

"Real Property" means, collectively, each Leased Real Property and any other leasehold interest in real property currently leased, subleased, or licensed to or by, or for which a right to use or occupy has been granted to, the Company.

"Real's Restricted Share Unit Plan" shall mean the Real Brokerage Inc. Restricted Share Unit Plan included in Exhibit E.

"Real's Stock Option Plan" shall mean The Real Brokerage Inc. Amended and Restated Stock Option Plan included in Exhibit D.

"Reference Balance Sheet" is defined in Section 4.5(a)(ii).

"Referral Source" means, with respect to a Person, any other Person in a position to refer, recommend or arrange for the referral of business to such initial Person.

"Representatives" means, with respect to any Person, the Affiliates, officers, directors, managers, employees, agents, attorneys, accountants, advisors, bankers, financing sources, and other authorized representatives of such Person.

"Restricted Period" is defined in Section 6.2(a).

"Restricted Person" is defined in Section 6.2(d).

"Retirement Plans" is defined in Section 4.14(f).

"Schedules" means the disclosure schedules and any other schedule to this Agreement.

"SEC" means the United States Securities and Exchange Commission.

"Seller Fundamental Representations" means, collectively, the representations and warranties set forth in Section 4.1 (Organization; Capacity; Capitalization; Governing Documents), Section 4.2 (Authority; Non-contravention; Binding Agreement), Section 4.3 (Subsidiaries), Section 4.4 (Title to Assets; Sufficiency and Condition of Assets).

"Seller Indemnified Parties" is defined in Section 7.2(a).

"Sellers" means, collectively, all existing shareholders in Expetitle, Inc. as of the Closing Date and as set forth in Exhibit B-1, hereto.

"Sellers' Representative" is defined in Section 9.18(a).

"Seller Transaction Expenses" means all (i) fees, costs and expenses (including all legal fees and expenses, all fees and expenses payable to any investment banker, broker or finder, and all fees and expenses of any audit firm, valuation firm, accountants or other advisors) that have been incurred in connection with the Contemplated Transactions on behalf of or for the benefit of the Company and/or the Sellers, (ii) any change of control payments, bonus, severance, sale, retention, success or similar payments or promises to payments (including any payments that are payable after the Closing Date) made by the Company and/or any of the Sellers to any Person (including for the avoidance of doubt, the employer portion of any payroll and employment Taxes payable with respect thereto) which are triggered, whether in part or whole, by the Contemplated Transactions, and (iii) any payment obligations of the Company and/or any of the Sellers under this Agreement including, but not limited to those obligations set forth in Section 2.5(d), Section 7.3(c), Section 8.2, Section 8.3 and Section 9.8.

"Software" means any and all (a) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (b) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise) and rights therein; (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

"Standard Software" means generally commercially available, "off the shelf" or "shrink wrapped" Software that has not been modified, customized for the Company or any Company Affiliate, or used in the development or provision of any Business Offering and that has an annual license and support cost of $5,000 or less.

"Stock Powers" is defined in Section 3.2(b).

"Straddle Periods" is defined in Section 8.3(b).

"Straddle Period Tax Proceeding" is defined in Section 8.5(b).

"Straddle Period Tax Returns" is defined in Section 8.3(b).

"Survival Expiration Date" is defined in Section 7.7.

"Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxes" means (a) any and all federal, state, local, foreign and other taxes, including net income, gross income, gross receipts, sales, use, ad valorem, provider, unclaimed property, transfer, franchise, profits, license, lease, rent, service, service use, withholding, payroll, employment, excise, severance, privilege, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, and other governmental fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) as a result of successor or transferee Liability or otherwise through operation of Law, and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

"Tenant Lease" means any lease, sublease, license, occupancy agreement or other contractual obligation pursuant to the Company currently leases, subleases, licenses or otherwise uses, possesses or occupies all or some portion of the Leased Real Property (together with any applicable amendments, supplements and modifications thereto).

"Third-Party Claim" is defined in Section 7.3(a).

"Trade Secrets" means anything that would constitute a "trade secret" under applicable Laws, and, whether or not confidential, all business information (including ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, customer and supplier lists and information, pricing and cost information, business and marketing plans and proposals).

"Trademarks" means trademarks, service marks, trade names (including fictitious, assumed and d/b/a names), certification marks, collective marks, and other proprietary rights to any words, names, slogans, symbols, logos or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services, registrations, renewals, applications for registration, equivalents and counterparts of the foregoing; and the goodwill of the business associated with each of the foregoing.

"Transaction Documents" means this Agreement, the Stock Powers, the Key Employee Employment Agreements, the Key Employee Covenant Agreements and the other certificates, Contracts, instruments, and documents contemplated to be delivered or executed in connection with this Agreement.

"Transfer Taxes" means any real property transfer, sales, use, documentary, transfer, value added, stock transfer, and stamp Taxes, any transfer, recording, registration, and other fees, and any similar Taxes imposed on the transactions (or deemed transactions) contemplated by, or related to, this Agreement.

"Transferred Information Technology Systems" means any and all Information Technology Systems, to the extent used or held for use in, or otherwise relating to, the Business that are owned or purported to be owned or licensed, or purported to be licensed, in whole or in part, by or to the Company or any Company Affiliate.

"~~TSX~~" means the Toronto Stock Exchange.

"TSXV" means the TSX Venture Exchange.

"WARN Act" means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101, et seq.

"Working Capital" means the current assets of the Company that comprise the balance sheet line items included in the calculation of the Working Capital Target as set forth on Schedule 2.3, minus the current liabilities of the Company that comprise the balance sheet line items included in the calculation of the Working Capital Target as set forth on Schedule 2.3, in each case, calculated in accordance with GAAP on a consistent basis and such other accounting principles and assumptions set forth on Schedule 2.3 without giving effect to the consummation of the Contemplated Transactions, and using only the balance sheet line items reflected in the calculation of the Working Capital Target attached hereto as Schedule 2.3.

"Working Capital Target" means $0.

Exhibit A

Purchased Interests

[Redacted]

Exhibit B

List of Company Shareholders Receiving Cash Distribution

[Redacted]

Exhibit B-1

List of Company Shareholders

[Redacted]

Exhibit C

Equity Grants

[Redacted]

Exhibit D

Real Stock Option Plan

[Redacted]

Exhibit E

Real Restricted Share Unit Plan

[Redacted]

Exhibit F

Stock Powers

[Redacted]

Exhibit G

Key Employee Employment Agreement

[Redacted]

Exhibit H

Key Employee Covenant Agreement

[Redacted]

Exhibit I

Restrictive Covenants Agreement

[Redacted]

SCHEDULES

to the

STOCK PURCHASE AGREEMENT

dated as of January 20, 2022

by and among

REAL BROKER LLC

THE REAL BROKERAGE, INC.

EXPETITLE, INC.

AND

THE SELLERS, AS DEFINED THEREIN

PREAMBLE

These Schedules (the "Schedules") have been prepared and are being delivered in connection with the execution and delivery of that certain Stock Purchase Agreement (the "Agreement"), dated as of January 20, 2022, made by and among (i) Real Broker LLC, a Texas limited liability company (the "Purchaser"), (ii) Expetitle, Inc., a Delaware corporation (together with its subsidiaries, the "Company"), (iii) the parties designated as Sellers (as defined therein), and (iv) solely for purposes of Section 2.5 of the Agreement, The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia ("Real").

The Schedules are arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in the Agreement. The headings contained in the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of the Schedules. The attachments referenced in the Schedules form an integral part of the Schedules and are incorporated by reference for all purposes as if set forth fully herein. Any information disclosed in one section of these Schedules shall not be deemed to be disclosed in any other section of these Schedules unless explicitly disclosed or cross-referenced therein.

Schedule 2.3

Working Capital

[Redacted]

Schedule 4.1

Capitalization and Equity Interests of the Company

[Redacted]

Schedule 4.5(c)

Indebtedness of the Company

[Redacted]

Schedule 4.6(a)

Disclosed Permits

[Redacted]

Schedule 4.9(a)

Intellectual Property

[Redacted]

Schedule 4.10(a)

Material Contracts

[Redacted]

Schedule 4.16(a)(i)

Company Employees

[Redacted]

Schedule 4.16(a)(ii)

Company Consultants and Independent Contractors

[Redacted]

Schedule 4.21

Affiliate Transactions

[Redacted]

Schedule 4.24

COVID-19

[Redacted]

Schedule 6.2

Restricted Sellers

[Redacted]